IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

MAR 12 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04011651

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.
(Exact Name of Registrant as Specified in Charter)

0001021913
(Registrant CIK Number)

Form 8-K for March 12, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109272
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on , 2004.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY BEAR STEARNS.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

NY1 5519868v1

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

ABS New Transaction

Computational Materials

$2,498,375,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-2

Countrywide
HOME LOANS
Seller and Master Servicer

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Preliminary Term Sheet *Date Prepared: March 10, 2004*

$2,498,375,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-2

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	973,840,000	Not Offered Herein		AAA/Aaa		Floating Rate Senior
2-A	465,535,000	Not Offered Herein		AAA/Aaa		Floating Rate Senior
3-A-1	285,678,000	0.92 / 0.92	1-20 / 1-20	AAA/Aaa	Apr 2023	Floating Rate Senior
3-A-2	200,000,000	2.75 / 2.75	20-71 / 20-71	AAA/Aaa	Dec 2032	Floating Rate Senior
3-A-3	43,246,000	6.44 / 8.86	71-78 / 71-189	AAA/Aaa	Jul 2034	Floating Rate Senior
3-A-4	112,626,000	3.41 / 3.84	20-78 / 20-189	AAA/Aaa	Jul 2034	Floating Rate Senior
M-1	151,800,000	4.63 / 5.13	42-78 / 42-150	AA+/Aa2	May 2034	Floating Rate Mezzanine
M-2	50,600,000	4.51 / 4.98	41-78 / 41-135	AA/Aa3	Apr 2034	Floating Rate Mezzanine
M-3	44,275,000	4.47 / 4.91	40-78 / 40-128	AA/A1	Apr 2034	Floating Rate Mezzanine
M-4	31,625,000	4.45 / 4.84	39-78 / 39-120	AA-/A2	Mar 2034	Floating Rate Mezzanine
M-5	44,275,000	4.43 / 4.77	38-78 / 38-114	A/A3	Feb 2034	Floating Rate Mezzanine
M-6	37,950,000	4.40 / 4.64	38-78 / 38-103	A-/Baa1	Dec 2033	Floating Rate Mezzanine
M-7	31,625,000	4.38 / 4.45	37-78 / 37-90	BBB+/Baa2	Sep 2033	Floating Rate Mezzanine
B	25,300,000	4.09 / 4.09	37-74 / 37-74	BBB-/Baa3	Feb 2033	Floating Rate Mezzanine
Total:	**$2,498,375,000**					

*(1) The Class 1-A Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A-1, Class 3-A-2, Class 3-A-3 and Class 3-A-4 Certificates (the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.

(3) The principal balance of each Class of Certificates is subject to a 10% variance.

(4) See "Pricing Prepayment Speed" below.

(5) Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761.

Trust: Asset-Backed Certificates, Series 2004-2.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (*"Countrywide"*).

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation (Lead Manager), Bear, Stearns & Co. Inc. and Banc One Capital Markets, Inc. (Co-Managers).

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (including the Class 1-A and Class 2-A Certificates, which are not being offered herein) and the Subordinate Certificates are together referred to herein as the "*Offered Certificates*" and are expected to be offered as described in the final prospectus supplement.

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	March 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of March 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	March [12], 2004.
Expected Closing Date:	March 30, 2004.
Expected Settlement Date:	March 30, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in April 2004.
Accrued Interest:	The price to be paid by investors for the Senior Certificates and the Subordinate Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and decreasing and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $2,575,007,159 of which: (i) approximately $833,464,705 were conforming balance adjustable rate mortgage loans and approximately $371,927,320 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $413,488,830 were adjustable rate mortgage loans and approximately $162,403,610 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***") and (iii) approximately $513,113,298 were adjustable rate mortgage loans and approximately $280,609,395 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the ***"Mortgage Loans"***).

Pass-Through Rate: The ***"Pass-Through Rate"*** for each class of Senior Certificates and Subordinate Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "***Net Rate Cap***" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contract:

The Trust will include one Corridor Contract for the benefit of the Offered Certificates (the "***Corridor Contract***"). After the Closing Date, the notional amount of the Corridor Contract will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Offered Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the Offered Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the Net Rate Carryover on the Offered Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of Net Rate Carryover on the Offered Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa	17.75%	35.50%
M-1	AA+/Aa2	11.75%	23.50%
M-2	AA/Aa3	9.75%	19.50%
M-3	AA/A1	8.00%	16.00%
M-4	AA-/A2	6.75%	13.50%
M-5	A/A3	5.00%	10.00%
M-6	A-/Baa1	3.50%	7.00%
M-7	BBB+/Baa2	2.25%	4.50%
B	BBB-/Baa3	1.25%	2.50%

(1) Initial Overcollateralization at closing is 1.25%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 1.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 2.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a) 2.30 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the "***Required Percentage***" with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	Percentage
37 – 48	3.00% with respect to April 2007, plus an additional 1/12th of 1.50% for each month thereafter
49 – 60	4.50% with respect to April 2008, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	5.75% with respect to April 2009, plus an additional 1/12th of 0.50% for each month thereafter
73+	6.25%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in April 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;

2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans sequentially to (i) the Class 3-A-1 Certificates, then (ii) *pro rata*, to (x) the Class 3-A-2 and Class 3-A-3 Certificates, sequentially and (y) the Class 3-A-4 Certificates, then (b) from principal funds related to all of the

Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, each as described more fully under "Principal Paydown" below;

3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;

4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;

5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contract (as described above); and

6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections related to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, sequentially to (i) the Class 3-A-1 Certificates, then (ii) *pro rata*, to (x) the Class 3-A-2 and Class 3-A-3 Certificates, sequentially and (y) the Class 3-A-4 Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 23.50% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 19.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 16.00% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 13.50% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 10.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 7.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 4.50% Subordination and (ix) ninth, to the Class B Certificates such that the Class B Certificates will have 2.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 3-A-1 (To Call)

Margin 0.090%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	11.25	1.09	0.92	0.80	0.67
MDUR (yr)	10.48	1.09	0.93	0.80	0.68
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Oct22	Feb06	Nov05	Aug05	May05

Class 3-A-1 (To Maturity)

Margin 0.090%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	11.25	1.09	0.92	0.80	0.67
MDUR (yr)	10.48	1.09	0.93	0.80	0.68
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Oct22	Feb06	Nov05	Aug05	May05

Class 3-A-2 (To Call)

Margin 0.200%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	23.50	3.63	2.75	2.04	1.75
MDUR (yr)	20.34	3.56	2.72	2.03	1.75
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06

Class 3-A-2 (To Maturity)

Margin 0.200%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	23.50	3.63	2.75	2.04	1.75
MDUR (yr)	20.34	3.56	2.72	2.03	1.75
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06

(1) See definition of Pricing Prepayment Speed above.

Class 3-A-3 (To Call)

Margin 0.370%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	37	37	37	37
WAL (yr)	28.54	8.19	6.44	5.05	2.73
MDUR (yr)	23.43	7.77	6.19	4.90	2.70
First Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06
Last Prin Pay	Oct32	Jun12	Sep10	May09	Mar07

Class 3-A-3 (To Maturity)

Margin 0.370%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	38	46	46	47	37
WAL (yr)	29.05	11.17	8.86	7.13	2.73
MDUR (yr)	23.77	10.30	8.32	6.78	2.70
First Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06
Last Prin Pay	Jan34	Jul23	Dec19	Apr17	Mar07

Class 3-A-4 (To Call)

Margin 0.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	24.40	4.44	3.41	2.57	1.93
MDUR (yr)	20.86	4.31	3.34	2.54	1.92
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Oct32	Jun12	Sep10	May09	Mar07

Class 3-A-4 (To Maturity)

Margin 0.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	27	28	28	25
WAL (yr)	24.49	4.97	3.84	2.94	1.93
MDUR (yr)	20.93	4.77	3.73	2.88	1.92
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jan34	Jul23	Dec19	Apr17	Mar07

Class M-1 (To Call)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	26.05	5.42	4.63	4.59	4.06
MDUR (yr)	21.38	5.20	4.49	4.45	3.96
First Prin Pay	Nov25	Jun07	Sep07	Feb08	Mar07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-1 (To Maturity)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	52	59
WAL (yr)	26.18	6.04	5.13	5.01	6.29
MDUR (yr)	21.46	5.73	4.93	4.84	6.00
First Prin Pay	Nov25	Jun07	Sep07	Feb08	Mar07
Last Prin Pay	Nov33	Sep19	Sep16	Jun14	Jul14

Class M-2 (To Call)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.05	5.40	4.51	4.17	4.07
MDUR (yr)	20.97	5.15	4.35	4.05	3.95
First Prin Pay	Nov25	May07	Aug07	Dec07	Apr08
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-2 (To Maturity)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	68	68	68	68
WAL (yr)	26.17	5.97	4.98	4.57	4.56
MDUR (yr)	21.05	5.64	4.76	4.40	4.41
First Prin Pay	Nov25	May07	Aug07	Dec07	Apr08
Last Prin Pay	Oct33	Mar18	Jun15	May13	May11

Class M-3 (To Call)

Margin 0.950%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	26.05	5.39	4.47	4.05	3.97
MDUR (yr)	20.19	5.09	4.28	3.90	3.83
First Prin Pay	Nov25	May07	Jul07	Oct07	Jan08
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-3 (To Maturity)

Margin 0.950%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	99	99	99	98
WAL (yr)	26.17	5.93	4.91	4.42	4.25
MDUR (yr)	20.26	5.54	4.65	4.23	4.08
First Prin Pay	Nov25	May07	Jul07	Oct07	Jan08
Last Prin Pay	Oct33	Jul17	Nov14	Nov12	Dec10

Class M-4 (To Call)

Margin 1.070%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	107	107	107	107	107
WAL (yr)	26.05	5.39	4.45	3.97	3.79
MDUR (yr)	19.89	5.07	4.24	3.82	3.66
First Prin Pay	Nov25	May07	Jun07	Aug07	Nov07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-4 (To Maturity)

Margin 1.070%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	107	111	111	111	110
WAL (yr)	26.17	5.89	4.84	4.31	4.05
MDUR (yr)	19.95	5.48	4.58	4.12	3.89
First Prin Pay	Nov25	May07	Jun07	Aug07	Nov07
Last Prin Pay	Sep33	Oct16	Mar14	May12	Jul10

Class M-5 (To Call)

Margin 1.400%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	26.05	5.38	4.43	3.90	3.66
MDUR (yr)	19.10	5.01	4.18	3.72	3.50
First Prin Pay	Nov25	Apr07	May07	Jul07	Aug07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-5 (To Maturity)

Margin 1.400%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	140	144	144	144	144
WAL (yr)	26.16	5.81	4.77	4.19	3.88
MDUR (yr)	19.15	5.35	4.47	3.97	3.70
First Prin Pay	Nov25	Apr07	May07	Jul07	Aug07
Last Prin Pay	Aug33	Mar16	Sep13	Dec11	Mar10

Class M-6 (To Call)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	26.05	5.38	4.40	3.84	3.53
MDUR (yr)	18.41	4.95	4.12	3.64	3.37
First Prin Pay	Nov25	Apr07	May07	Jun07	Jul07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-6 (To Maturity)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	174	174	174	173
WAL (yr)	26.14	5.68	4.64	4.05	3.69
MDUR (yr)	18.45	5.19	4.32	3.82	3.50
First Prin Pay	Nov25	Apr07	May07	Jun07	Jul07
Last Prin Pay	Jun33	Jan15	Oct12	Feb11	Aug09

Class M-7 (To Call)

Margin	1.800%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	180	180	180	180
WAL (yr)	26.05	5.37	4.38	3.79	3.45
MDUR (yr)	18.19	4.93	4.09	3.58	3.28
First Prin Pay	Nov25	Apr07	Apr07	May07	May07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-7 (To Maturity)

Margin	1.800%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	181	181	181	181
WAL (yr)	26.08	5.47	4.45	3.86	3.50
MDUR (yr)	18.21	5.01	4.15	3.64	3.32
First Prin Pay	Nov25	Apr07	Apr07	May07	May07
Last Prin Pay	Mar33	Sep13	Sep11	Mar10	Dec08

Class B (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.88	5.04	4.09	3.54	3.23
MDUR (yr)	15.76	4.49	3.73	3.27	3.01
First Prin Pay	Nov25	Apr07	Apr07	Apr07	Apr07
Last Prin Pay	Aug32	Feb12	May10	Feb09	Feb08

Class B (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.88	5.04	4.09	3.54	3.23
MDUR (yr)	15.76	4.49	3.73	3.27	3.01
First Prin Pay	Nov25	Apr07	Apr07	Apr07	Apr07
Last Prin Pay	Aug32	Feb12	May10	Feb09	Feb08

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)	Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)		(2)	(3)
1	7.864	7.864	40	7.017	11.415
2	6.816	7.763	41	6.788	11.441
3	6.596	7.765	42	6.786	11.440
4	6.815	7.761	43	7.009	11.440
5	6.595	7.763	44	6.780	11.487
6	6.595	7.761	45	7.004	11.487
7	6.815	7.756	46	6.775	11.495
8	6.595	7.757	47	6.760	11.700
9	6.815	7.752	48	7.224	11.714
10	6.595	7.752	49	6.755	11.695
11	6.587	7.750	50	6.977	11.700
12	7.292	7.736	51	6.749	11.689
13	6.586	8.744	52	6.972	11.692
14	6.805	8.737	53	6.744	12.117
15	6.585	8.738	54	6.741	12.112
16	6.804	8.731	55	6.963	12.124
17	6.585	8.731	56	6.736	12.090
18	6.584	8.728	57	6.958	12.099
19	6.803	8.720	58	6.731	12.061
20	6.586	8.721	59	6.728	12.291
21	6.809	8.713	60	7.446	12.365
22	6.631	8.712	61	6.722	12.262
23	6.646	8.699	62	6.944	12.274
24	7.352	8.671	63	6.717	12.332
25	6.635	9.476	64	6.938	12.333
26	6.853	9.458	65	6.712	12.234
27	6.631	9.460	66	6.709	12.219
28	6.850	9.490	67	6.930	12.225
29	6.628	9.508	68	6.704	12.188
30	6.627	9.501	69	6.924	12.192
31	6.847	9.489	70	6.698	12.148
32	6.625	9.488	71	6.696	12.084
33	6.844	9.477	72	7.410	12.174
34	6.630	9.522	73	6.690	12.102
35	6.804	9.531	74	6.911	12.101
36	7.530	9.507	75	6.685	12.068
37	6.799	11.262	76	6.905	12.059
38	7.022	11.363	77	6.680	11.988
39	6.793	11.366	78	6.677	11.971

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.
(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.154%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.
(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Exhibit 99.2

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

NY1 5519868v1

Banc One
Capital Markets, Inc.

A BANK ONE Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2004-2

Group 3

ARM and Fixed $793,722,693

Detailed Report

Summary of Loans in Statistical Calculation Pool (As of Calculation Date)		Range
Total Number of Loans	4,247	
Total Outstanding Balance	$793,722,693	
Average Loan Balance	$186,890	$24,961 to $998,956
WA Mortgage Rate	7.235%	4.500% to 12.750%
Net WAC	6.726%	3.991% to 12.241%
ARM Characteristics		
WA Gross Margin	6.779%	1.190% to 11.525%
WA Months to First Roll	30	4 to 35
WA First Periodic Cap	1.955%	1.000% to 7.000%
WA Subsequent Periodic Cap	1.371%	1.000% to 3.000%
WA Lifetime Cap	14.166%	10.500% to 19.750%
WA Lifetime Floor	7.352%	1.500% to 13.750%
WA Original Term (months)	358	180 to 360
WA Remaining Term (months)	356	175 to 359
WA LTV	79.68%	9.43% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	613	
WA DTI%		
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	78.94%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	40.76%	SFR	78.65%	FULL	60.47%	RCO	66.54%	OO	97.90%	PR	49.99%	0	21.06%
FL	7.56%	PUD	13.67%	STATED	39.17%	PUR	25.77%	INV	1.43%	PP	17.21%	6	0.05%
TX	3.65%	CND	4.39%	SIMPLE	0.37%	RNC	7.69%	2H	0.67%	A	10.44%	12	3.69%
MA	3.53%	2T4	2.00%							A-	7.95%	13	0.18%
VA	3.06%	3T4	0.50%							B	8.30%	24	12.67%
										C	4.58%	30	0.03%
										C-	1.18%	33	0.02%
										D	0.35%	36	33.87%
												60	28.43%

Group 3

ARM and Fixed $793,722,693

Detailed Report

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6MO LIBOR	$424,211	1	0.05	$424,211	6.375	358.00	549	85.0
2/28 LIBOR	$130,596,177	734	16.45	$177,924	7.279	356.87	619	81.2
3/27 LIBOR	$382,092,910	2,129	48.14	$179,471	7.390	357.70	606	82.2
FIXED 15YR	$6,540,944	57	0.82	$114,753	7.419	177.71	601	70.0
FIXED 20YR	$226,108	3	0.03	$75,369	8.480	236.17	622	77.2
FIXED 15YR - CC	$864,957	6	0.11	$144,159	7.574	178.16	586	75.7
FIXED 30YR - CC	$25,757,088	123	3.25	$209,407	7.348	358.12	621	74.1
FIXED 30YR	$247,220,299	1,194	31.15	$207,052	6.954	357.73	619	75.9
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$513,113,298	2,864	64.65	$179,160	7.361	357.49	609	81.9
Fixed 180	$7,405,901	63	0.93	$117,554	7.437	177.76	599	70.6
Fixed 240	$226,108	3	0.03	$75,369	8.480	236.17	622	77.2
Fixed 360	$272,977,386	1,317	34.39	$207,272	6.991	357.77	619	75.7
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$24,961	1	0.00	$24,961	7.250	358.00	537	15.3
$25,000.01 - $50,000.00	$3,929,195	89	0.50	$44,148	9.238	342.78	579	68.4
$50,000.01 - $75,000.00	$23,442,219	367	2.95	$63,875	8.470	351.46	590	76.9
$75,000.01 - $100,000.00	$49,207,986	556	6.20	$88,504	7.974	353.34	598	79.6
$100,000.01 - $150,000.00	$124,943,962	993	15.74	$125,825	7.685	354.09	604	81.1
$150,000.01 - $200,000.00	$132,610,826	762	16.71	$174,030	7.314	356.67	605	80.3
$200,000.01 - $250,000.00	$113,153,463	506	14.26	$223,623	7.071	356.58	613	79.1
$250,000.01 - $300,000.00	$88,207,054	321	11.11	$274,788	7.017	356.45	619	81.1
$300,000.01 - $350,000.00	$73,437,159	224	9.25	$327,844	6.929	356.65	616	80.2
$350,000.01 - $400,000.00	$78,595,025	209	9.90	$376,053	6.893	356.97	622	80.2
$400,000.01 - $450,000.00	$43,303,938	102	5.46	$424,548	6.910	355.97	622	80.3
$450,000.01 - $500,000.00	$31,658,230	66	3.99	$479,670	6.538	357.61	636	77.5
$500,000.01 - $550,000.00	$8,957,576	17	1.13	$526,916	6.718	357.89	649	77.3
$550,000.01 - $600,000.00	$9,871,940	17	1.24	$580,702	6.786	356.81	628	72.7
$600,000.01 - $650,000.00	$3,111,299	5	0.39	$622,260	6.793	357.79	658	71.8
$650,000.01 - $700,000.00	$2,691,758	4	0.34	$672,939	6.843	357.25	626	70.6
$700,000.01 - $750,000.00	$711,208	1	0.09	$711,208	6.500	358.00	614	75.0
$750,000.01 - $800,000.00	$2,297,990	3	0.29	$765,997	6.500	356.66	654	64.0

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$800,000.01 - $850,000.00	$827,248	1	0.10	$827,248	6.500	358.00	629	65.0
$850,000.01 - $900,000.00	$1,740,700	2	0.22	$870,350	6.687	358.00	601	69.9
> $900,000.00	$998,956	1	0.13	$998,956	5.750	359.00	616	47.6
	$793,722,693	4,247	100.00	$186,890	7.236	355.87	613	79.7

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,691,513	54	0.72	$105,398	8.267	340.72	606	85.5
AR	$1,936,436	15	0.24	$129,096	8.112	357.12	613	90.3
AZ	$10,167,499	74	1.28	$137,399	7.566	355.10	608	83.3
CA	$323,519,430	1,314	40.76	$246,210	6.798	356.74	621	77.2
CO	$11,892,751	69	1.50	$172,359	7.216	357.40	612	82.4
CT	$13,735,311	71	1.73	$193,455	7.566	356.28	586	79.0
DC	$2,290,648	7	0.29	$327,235	7.405	357.06	594	73.8
DE	$1,852,530	10	0.23	$185,253	6.975	357.53	588	79.1
FL	$59,989,816	383	7.56	$156,631	7.478	353.14	607	80.0
GA	$15,627,816	109	1.97	$143,374	8.249	357.53	613	88.3
HI	$13,638,435	55	1.72	$247,972	6.925	357.85	637	79.7
IA	$2,021,634	16	0.25	$126,352	8.369	357.84	599	81.5
ID	$1,937,904	19	0.24	$101,995	7.570	357.90	622	84.2
IL	$19,550,294	105	2.46	$186,193	7.330	357.42	609	80.1
IN	$4,923,638	41	0.62	$120,089	7.653	356.94	605	87.4
KS	$2,373,147	21	0.30	$113,007	8.215	357.53	622	88.6
KY	$4,461,848	42	0.56	$106,234	7.795	357.60	602	83.7
LA	$4,916,214	51	0.62	$96,396	7.886	353.74	587	78.5
MA	$28,057,876	114	3.53	$246,122	7.050	357.35	597	74.6
MD	$14,079,814	68	1.77	$207,056	7.568	357.30	601	83.3
ME	$1,142,545	7	0.14	$163,221	7.172	356.87	626	77.5
MI	$23,889,350	178	3.01	$134,210	7.847	357.37	601	81.8
MN	$14,388,989	83	1.81	$173,361	7.479	357.43	616	83.5
MO	$12,786,194	115	1.61	$111,184	7.969	355.54	614	84.0
MS	$3,136,062	29	0.40	$108,140	7.685	348.74	607	84.5
MT	$942,857	7	0.12	$134,694	7.790	357.38	579	75.4
NC	$7,170,813	54	0.90	$132,793	7.946	357.77	597	84.3
ND	$442,354	5	0.06	$88,471	8.596	342.49	609	89.8
NE	$312,240	4	0.04	$78,060	8.488	355.65	624	91.0
NH	$6,077,935	33	0.77	$184,180	7.410	357.32	599	81.2
NJ	$19,977,980	87	2.52	$229,632	7.552	357.62	593	77.3
NM	$1,044,557	4	0.13	$261,139	7.022	357.11	589	85.1
NV	$14,411,364	83	1.82	$173,631	7.279	357.54	612	82.1
NY	$20,885,456	76	2.63	$274,809	7.083	357.73	605	77.2

Group 3

ARM and Fixed $793,722,693

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OH	$9,554,079	83	1.20	$115,109	7.684	354.37	611	85.1
OK	$4,356,814	46	0.55	$94,713	7.892	352.10	625	84.9
OR	$8,827,467	57	1.11	$154,868	7.109	353.75	615	80.8
PA	$11,115,561	88	1.40	$126,313	7.915	352.65	598	80.1
RI	$1,325,830	8	0.17	$165,729	6.985	356.97	590	76.1
SC	$3,692,529	29	0.47	$127,329	8.043	357.50	589	82.3
SD	$706,255	5	0.09	$141,251	7.135	358.00	605	89.3
TN	$6,830,540	57	0.86	$119,834	8.006	339.25	604	86.7
TX	$28,937,829	177	3.65	$163,491	7.715	352.55	616	83.4
UT	$3,392,003	23	0.43	$147,478	6.955	349.59	632	82.0
VA	$24,258,589	132	3.06	$183,777	7.463	354.78	604	82.1
VT	$583,218	2	0.07	$291,609	8.039	358.00	571	67.0
WA	$14,683,203	87	1.85	$168,772	7.166	356.24	626	83.6
WI	$4,899,010	38	0.62	$128,921	8.246	348.53	600	82.8
WV	$912,205	8	0.11	$114,026	8.022	357.27	606	88.2
WY	$374,291	4	0.05	$93,573	8.468	357.82	559	83.9
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$21,428,582	143	2.70	$149,850	6.807	352.49	602	42.4
50.01 - 55.00	$13,374,589	82	1.69	$163,105	7.023	354.40	603	52.7
55.01 - 60.00	$19,801,879	113	2.49	$175,238	7.039	350.10	600	57.8
60.01 - 65.00	$36,240,606	188	4.57	$192,769	7.022	354.62	591	63.1
65.01 - 70.00	$63,630,417	322	8.02	$197,610	7.035	353.31	590	68.3
70.01 - 75.00	$85,597,191	446	10.78	$191,922	7.131	355.70	593	73.6
75.01 - 80.00	$229,674,709	1,198	28.94	$191,715	6.989	356.58	620	79.5
80.01 - 85.00	$96,680,197	496	12.18	$194,920	7.234	356.53	610	84.1
85.01 - 90.00	$127,557,875	659	16.07	$193,563	7.340	356.95	624	89.5
90.01 - 95.00	$35,823,838	192	4.51	$186,582	7.820	354.78	627	94.4
95.01 - 100.00	$63,912,809	408	8.05	$156,649	8.254	357.54	629	99.7
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$149,604	1	0.02	$149,604	4.500	358.00	766	77.7
4.501 - 5.000	$1,336,417	4	0.17	$334,104	4.883	358.09	700	74.1
5.001 - 5.500	$15,553,809	56	1.96	$277,747	5.421	357.46	655	74.2

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.501 - 6.000	$60,474,847	224	7.62	$269,977	5.861	355.84	650	74.3
6.001 - 6.500	$135,461,210	537	17.07	$252,256	6.364	356.72	632	76.8
6.501 - 7.000	$195,174,163	927	24.59	$210,544	6.826	355.97	613	78.6
7.001 - 7.500	$136,713,693	737	17.22	$185,500	7.349	356.00	608	79.7
7.501 - 8.000	$108,135,215	660	13.62	$163,841	7.825	355.18	599	81.8
8.001 - 8.500	$57,717,749	401	7.27	$143,935	8.337	354.28	588	84.3
8.501 - 9.000	$43,400,487	321	5.47	$135,204	8.791	355.22	587	85.4
9.001 - 9.500	$18,285,967	150	2.30	$121,906	9.319	357.04	588	86.9
9.501 - 10.000	$12,006,883	109	1.51	$110,155	9.795	357.03	580	87.6
10.001 - 10.500	$4,607,347	54	0.58	$85,321	10.329	351.90	581	86.9
10.501 - 11.000	$2,230,436	29	0.28	$76,912	10.816	354.17	584	86.6
11.001 - 11.500	$1,220,567	18	0.15	$67,809	11.295	357.82	575	85.9
11.501 - 12.000	$847,871	13	0.11	$65,221	11.781	357.97	578	78.9
12.001 - 12.500	$273,494	5	0.03	$54,699	12.257	357.55	538	75.7
12.501 - 13.000	$132,935	1	0.02	$132,935	12.750	358.00	590	100.0
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$624,248,082	3,427	78.65	$182,156	7.250	355.77	610	79.6
PUD	$108,468,173	467	13.67	$232,266	7.130	356.56	621	81.8
CND	$34,834,511	214	4.39	$162,778	7.195	356.23	624	80.1
2T4	$15,890,154	80	2.00	$198,627	7.304	355.65	607	72.5
3T4	$3,962,187	21	0.50	$188,676	7.431	357.87	605	74.6
4T4	$3,366,896	13	0.42	$258,992	7.031	357.82	634	70.8
CNDP	$1,551,915	10	0.20	$155,191	7.926	357.68	577	72.2
MNF	$1,400,776	15	0.18	$93,385	8.135	331.85	629	74.0
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$528,147,993	2,783	66.54	$189,776	7.195	355.65	603	77.0
PUR	$204,528,757	1,115	25.77	$183,434	7.365	356.61	637	86.0
RNC	$61,045,943	349	7.69	$174,917	7.144	355.37	618	81.3
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Group 3

ARM and Fixed $793,722,693

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$777,066,739	4,139	97.90	$187,743	7.223	355.93	612	79.8
INV	$11,329,531	85	1.43	$133,289	7.876	356.31	619	74.0
2H	$5,326,424	23	0.67	$231,584	7.543	346.25	608	68.5
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$7,405,901	63	0.93	$117,554	7.437	177.76	599	70.6
181 - 300	$282,968	4	0.04	$70,742	8.082	246.18	635	67.4
301 - 360	$786,033,824	4,180	99.03	$188,046	7.233	357.59	613	79.8
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$479,930,388	2,815	60.47	$170,490	7.273	355.77	603	80.7
STATED INCOME	$310,872,944	1,418	39.17	$219,233	7.178	356.02	627	78.2
SIMPLE	$2,919,361	14	0.37	$208,526	7.019	357.14	625	78.1
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$99,147	1	0.01	$99,147	7.000	355.00		60.0
781 - 800	$2,839,021	9	0.36	$315,447	6.296	357.80	789	73.2
761 - 780	$5,893,473	26	0.74	$226,672	6.425	357.50	767	79.6
741 - 760	$5,677,724	30	0.72	$189,257	6.567	348.47	751	84.2
721 - 740	$10,005,236	48	1.26	$208,442	6.478	355.17	731	79.3
701 - 720	$16,727,235	78	2.11	$214,452	6.700	356.64	710	80.6
681 - 700	$36,857,363	177	4.64	$208,234	6.687	356.70	689	81.8
661 - 680	$61,109,899	274	7.70	$223,029	6.802	357.36	670	82.3
641 - 660	$100,720,070	467	12.69	$215,675	6.932	356.52	650	80.9
621 - 640	$99,864,455	515	12.58	$193,912	7.169	356.62	631	82.6
601 - 620	$113,516,037	595	14.30	$190,783	7.247	354.85	610	81.4
581 - 600	$114,813,989	645	14.47	$178,006	7.489	354.93	590	81.7
561 - 580	$86,679,436	490	10.92	$176,897	7.372	357.12	571	77.7
541 - 560	$68,777,295	426	8.67	$161,449	7.541	354.02	551	74.3

Group 3

ARM and Fixed $793,722,693

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
521 - 540	$42,372,114	277	5.34	$152,968	7.825	355.26	532	71.7
501 - 520	$26,280,079	177	3.31	$148,475	8.056	356.89	511	71.8
<= 500	$1,490,120	12	0.19	$124,177	8.147	357.98	496	74.8
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$396,820,313	1,977	49.99	$200,718	7.179	356.43	624	81.6
PP	$136,603,208	741	17.21	$184,350	7.068	355.82	623	80.4
A	$82,848,019	434	10.44	$190,894	7.207	354.07	636	82.4
A-	$63,091,802	347	7.95	$181,821	7.274	356.81	577	76.6
B	$65,842,390	406	8.30	$162,173	7.405	353.68	572	74.0
C	$36,374,203	247	4.58	$147,264	7.786	356.87	555	70.5
C-	$9,341,009	72	1.18	$129,736	8.113	355.54	525	66.4
D	$2,801,750	23	0.35	$121,815	9.217	351.95	539	62.8
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$167,143,024	886	21.06	$188,649	7.531	357.25	603	80.2
6	$372,142	4	0.05	$93,036	9.339	357.65	577	93.0
12	$29,304,697	108	3.69	$271,340	7.141	356.70	620	77.1
13	$1,419,115	5	0.18	$283,823	6.754	357.73	632	80.7
24	$100,601,987	520	12.67	$193,465	7.132	357.13	623	80.5
30	$228,959	1	0.03	$228,959	6.990	358.00	753	100.0
33	$162,601	1	0.02	$162,601	8.500	356.00	504	70.0
36	$268,839,448	1,453	33.87	$185,024	7.234	357.58	611	82.3
60	$225,650,720	1,269	28.43	$177,818	7.073	352.13	616	76.1
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Months to Roll (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$424,211	1	0.08	$424,211	6.375	358.00	549	85.0
7 - 12	10	$395,213	2	0.08	$197,606	7.875	346.29	603	89.4
13 - 18	17	$4,143,245	28	0.81	$147,973	7.362	353.23	610	80.6

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Months to Roll (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
19 - 24	21	$126,057,720	704	24.57	$179,059	7.275	357.03	619	81.2
25 - 31	31	$4,987,603	27	0.97	$184,726	7.679	354.54	601	84.7
32 - 37	34	$377,105,307	2,102	73.49	$179,403	7.386	357.74	606	82.2
		$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Range of Margin (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$436,937	3	0.09	$145,646	8.289	356.61	572	79.3
3.001 - 4.000	$828,758	4	0.16	$207,190	5.131	357.60	674	73.9
4.001 - 5.000	$23,246,820	94	4.53	$247,307	5.812	357.53	646	77.3
5.001 - 6.000	$124,834,533	591	24.33	$211,226	6.684	357.55	626	78.2
6.001 - 7.000	$169,052,918	891	32.95	$189,734	7.226	357.52	609	81.6
7.001 - 8.000	$133,821,769	821	26.08	$162,999	7.839	357.52	596	85.0
8.001 - 9.000	$45,352,863	318	8.84	$142,619	8.429	357.14	592	85.2
9.001 - 10.000	$12,479,560	109	2.43	$114,491	9.189	357.37	579	86.3
10.001 - 11.000	$2,827,199	29	0.55	$97,490	10.399	357.36	598	91.3
11.001 - 12.000	$231,941	4	0.05	$57,985	11.422	357.60	554	81.4
6.779	$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Range of Maximum Rates (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$189,994	1	0.04	$189,994	5.500	357.00	619	75.0
10.501 - 11.000	$718,828	3	0.14	$239,609	5.528	357.00	700	82.9
11.001 - 11.500	$2,086,141	9	0.41	$231,793	5.430	357.18	666	71.0
11.501 - 12.000	$7,077,914	31	1.38	$228,320	5.989	357.08	641	79.0
12.001 - 12.500	$17,163,827	80	3.35	$214,548	5.862	356.99	645	77.9
12.501 - 13.000	$46,209,772	209	9.01	$221,099	6.245	357.31	641	79.4
13.001 - 13.500	$84,823,089	385	16.53	$220,320	6.602	357.49	619	80.7
13.501 - 14.000	$111,225,997	555	21.68	$200,407	6.991	357.47	611	81.2
14.001 - 14.500	$82,363,355	441	16.05	$186,765	7.445	357.53	604	81.4
14.501 - 15.000	$65,709,438	398	12.81	$165,099	7.919	357.57	597	82.9
15.001 - 15.500	$39,420,996	269	7.68	$146,546	8.430	357.64	588	85.6
15.501 - 16.000	$28,531,301	223	5.56	$127,943	8.906	357.56	581	85.0
16.001 - 16.500	$13,190,990	109	2.57	$121,018	9.408	357.68	589	88.0
16.501 - 17.000	$7,900,879	72	1.54	$109,734	9.904	357.80	579	88.4
17.001 - 17.500	$3,498,441	37	0.68	$94,552	10.089	357.65	577	87.4
17.501 - 18.000	$1,052,478	15	0.21	$70,165	10.821	357.73	573	87.3

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Maximum Rates								(Excludes 1383 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
18.001 - 18.500	$1,117,898	16	0.22	$69,869	11.283	357.84	579	86.6
18.501 - 19.000	$699,023	10	0.14	$69,902	11.765	357.87	583	82.1
> 19.500	$132,935	1	0.03	$132,935	12.750	358.00	590	100.0
14.166	$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Next Interest Adjustment Date								(Excludes 1383 Fixed Rate Mortgages)
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$424,211	1	0.08	$424,211	6.375	358.00	549	85.0
01/05	$280,119	1	0.05	$280,119	7.875	346.00	625	95.0
02/05	$115,094	1	0.02	$115,094	7.875	347.00	548	75.9
03/05	$81,379	1	0.02	$81,379	8.490	349.00	665	100.0
07/05	$670,986	3	0.13	$223,662	6.818	352.00	658	84.1
08/05	$1,802,877	11	0.35	$163,898	7.684	353.20	576	77.2
09/05	$2,042,597	16	0.40	$127,662	7.338	354.22	623	79.4
10/05	$5,279,106	30	1.03	$175,970	7.223	355.00	630	78.7
11/05	$23,603,134	136	4.60	$173,552	7.389	356.06	611	80.5
12/05	$63,616,055	378	12.40	$168,296	7.273	357.05	625	81.8
01/06	$32,399,092	155	6.31	$209,026	7.187	358.00	613	80.9
02/06	$705,738	2	0.14	$352,869	7.622	359.00	603	80.1
07/06	$238,692	1	0.05	$238,692	7.000	352.00	589	89.0
08/06	$678,567	4	0.13	$169,642	7.471	353.15	599	86.1
09/06	$318,156	2	0.06	$159,078	7.998	354.00	597	88.8
10/06	$3,752,188	20	0.73	$187,609	7.733	355.00	602	83.8
11/06	$11,229,565	67	2.19	$167,606	7.500	356.05	614	83.2
12/06	$96,998,392	564	18.90	$171,983	7.361	357.06	616	82.4
01/07	$253,423,114	1,431	49.39	$177,095	7.417	358.00	601	82.0
02/07	$15,454,216	40	3.01	$386,355	6.963	359.00	622	82.0
	$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Banc One
Capital Markets, Inc.

A BANK ONE Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2004-2

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	15,311	
Total Outstanding Balance	$2,575,007,159	
Average Loan Balance	$168,180	$8,185 to $998,956
WA Mortgage Rate	7.325%	4.000% to 13.975%
Net WAC	6.816%	3.491% to 13.466%
ARM Characteristics		
WA Gross Margin	6.713%	0.250% to 12.250%
WA Months to First Roll	31	4 to 35
WA First Periodic Cap	1.820%	1.000% to 7.000%
WA Subsequent Periodic Cap	1.404%	1.000% to 3.000%
WA Lifetime Cap	14.218%	10.000% to 23.000%
WA Lifetime Floor	7.366%	1.500% to 15.990%
WA Original Term (months)	355	120 to 360
WA Remaining Term (months)	353	111 to 359
WA LTV	79.85%	5.40% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	611	
WA DTI%		
Secured by (% of pool) 1st Liens	99.61%	
2nd Liens	0.39%	
Prepayment Penalty at Loan Orig (% of all loans)	72.13%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	33.60%	SFR	77.97%	FULL	64.91%	RCO	64.03%	OO	97.71%	PR	51.02%	0	27.87%
FL	7.42%	PUD	12.53%	STATED	34.88%	PUR	28.68%	INV	1.74%	PP	17.28%	6	0.06%
TX	4.70%	CND	4.81%	SIMPLE	0.21%	RNC	7.29%	2H	0.56%	A	9.14%	12	4.98%
NY	4.65%	2T4	2.76%							A-	7.35%	13	0.07%
MA	4.29%	3T4	0.70%							B	8.13%	24	12.43%
										C	5.18%	30	0.03%
										C-	1.52%	33	0.01%
										D	0.38%	36	40.33%
												60	14.22%

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6MO LIBOR	$469,148	2	0.02	$234,574	6.511	358.00	553	84.0
2/28 LIBOR	$381,559,974	2,252	14.82	$169,432	7.377	357.28	616	81.5
3/27 LIBOR	$1,378,037,712	8,070	53.52	$170,761	7.370	357.97	606	82.0
FIXED 15YR	$57,293,767	515	2.22	$111,250	7.455	177.76	608	69.6
FIXED 10YR	$455,903	8	0.02	$56,988	9.118	115.90	577	70.2
FIXED 20YR - 2ND	$4,169,157	100	0.16	$41,692	11.301	235.88	617	94.8
FIXED 30/15 BALLN	$2,270,766	18	0.09	$126,154	8.288	176.15	570	73.9
FIXED 20YR	$3,275,254	32	0.13	$102,352	7.990	235.98	613	74.9
FIXED 15YR - CC	$2,884,527	30	0.11	$96,151	8.127	178.18	583	74.8
FIXED 15YR - 2ND	$2,032,022	59	0.08	$34,441	11.171	174.96	624	92.1
FIXED 30YR - CC	$51,697,358	246	2.01	$210,152	7.309	358.03	629	73.3
FIXED 30YR	$687,046,850	3,861	26.68	$177,945	7.134	357.66	617	78.9
FIXED 10YR - 2ND	$14,797	1	0.00	$14,797	11.500	117.00	595	68.6
FIXED 30/15 BALLN - 2ND	$3,799,928	117	0.15	$32,478	10.186	175.15	652	95.2
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$1,760,066,833	10,324	68.35	$170,483	7.371	357.82	608	81.9
Fixed 120	$470,699	9	0.02	$52,300	9.192	115.94	578	70.2
Fixed 180	$68,281,009	739	2.65	$92,396	7.773	177.50	608	72.1
Fixed 240	$7,444,410	132	0.29	$56,397	9.844	235.93	616	86.0
Fixed 360	$738,744,207	4,107	28.69	$179,874	7.147	357.68	618	75.7
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$1,985,684	102	0.08	$19,467	10.209	192.66	639	90.6
$25,000.01 - $50,000.00	$22,556,125	536	0.88	$42,082	9.525	298.05	599	73.7
$50,000.01 - $75,000.00	$92,185,097	1,452	3.58	$63,488	8.553	336.63	597	76.6
$75,000.01 - $100,000.00	$178,873,402	2,021	6.95	$88,507	7.972	347.20	600	78.6
$100,000.01 - $150,000.00	$477,343,995	3,805	18.54	$125,452	7.677	350.97	605	80.7
$150,000.01 - $200,000.00	$506,996,993	2,916	19.69	$173,867	7.266	353.82	608	80.0
$200,000.01 - $250,000.00	$425,868,715	1,902	16.54	$223,906	7.133	355.08	610	80.0
$250,000.01 - $300,000.00	$307,231,839	1,120	11.93	$274,314	7.012	356.06	617	80.8
$300,000.01 - $350,000.00	$216,571,759	670	8.41	$323,241	6.972	356.03	617	80.7
$350,000.01 - $400,000.00	$139,961,558	372	5.44	$376,241	6.910	356.91	623	80.6
$400,000.01 - $450,000.00	$71,342,629	168	2.77	$424,659	6.945	356.75	623	81.0

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$65,586,293	137	2.55	$478,732	6.731	357.76	630	79.3
$500,000.01 - $550,000.00	$17,375,980	33	0.67	$526,545	6.761	357.29	631	74.6
$550,000.01 - $600,000.00	$23,344,458	40	0.91	$583,611	6.734	357.07	628	74.4
$600,000.01 - $650,000.00	$6,221,714	10	0.24	$622,171	6.409	357.59	658	73.1
$650,000.01 - $700,000.00	$4,013,613	6	0.16	$668,935	6.710	327.98	627	65.1
$700,000.01 - $750,000.00	$3,605,930	5	0.14	$721,186	6.770	358.00	605	73.4
$750,000.01 - $800,000.00	$3,076,576	4	0.12	$769,144	6.500	357.00	633	67.3
$800,000.01 - $850,000.00	$1,664,185	2	0.06	$832,093	6.500	356.99	640	67.5
$850,000.01 - $900,000.00	$4,356,709	5	0.17	$871,342	6.847	322.20	625	65.4
> $900,000.00	$4,843,905	5	0.19	$968,781	6.368	358.41	643	66.7
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$664,620	3	0.03	$221,540	8.119	358.54	633	91.9
AL	$18,943,422	184	0.74	$102,953	8.337	342.53	603	84.8
AR	$7,870,794	68	0.31	$115,747	8.221	353.77	618	89.5
AZ	$40,294,374	290	1.56	$138,946	7.491	355.98	617	83.8
CA	$865,206,263	3,825	33.60	$226,198	6.808	354.66	620	77.0
CO	$46,684,977	277	1.81	$168,538	7.231	355.44	614	82.9
CT	$41,034,426	228	1.59	$179,976	7.654	351.99	592	79.6
DC	$6,087,196	25	0.24	$243,488	7.515	357.38	594	75.3
DE	$4,734,062	29	0.18	$163,244	7.667	353.10	585	80.8
FL	$191,162,757	1,358	7.42	$140,768	7.548	351.03	609	82.0
GA	$62,857,419	455	2.44	$138,148	8.082	352.66	611	85.2
HI	$30,608,316	125	1.19	$244,867	6.851	354.51	637	79.6
IA	$4,983,147	49	0.19	$101,697	8.367	342.00	605	84.6
ID	$8,970,665	78	0.35	$115,009	7.407	356.48	609	82.2
IL	$78,691,060	496	3.06	$158,651	7.494	353.23	605	80.3
IN	$17,821,905	170	0.69	$104,835	7.847	346.59	605	84.4
KS	$14,883,627	114	0.58	$130,558	8.136	351.98	611	86.0
KY	$11,447,979	115	0.44	$99,548	7.830	352.20	601	83.3
LA	$20,582,238	203	0.80	$101,390	8.066	348.02	595	82.4
MA	$110,546,715	521	4.29	$212,182	7.114	354.08	595	74.6
MD	$52,017,599	285	2.02	$182,518	7.660	349.25	603	82.0
ME	$7,340,204	50	0.29	$146,804	7.350	356.96	600	80.0
MI	$85,373,625	699	3.32	$122,137	7.869	350.41	603	81.6
MN	$40,444,538	235	1.57	$172,104	7.540	355.93	613	81.9
MO	$43,728,210	398	1.70	$109,870	7.974	353.13	613	84.0
MS	$10,378,420	96	0.40	$108,109	7.827	346.09	605	85.7
MT	$2,718,164	22	0.11	$123,553	7.773	353.61	593	80.3

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NC	$27,464,061	213	1.07	$128,939	7.899	351.71	604	86.2
ND	$1,162,655	12	0.05	$96,888	8.483	352.26	603	89.0
NE	$1,640,156	19	0.06	$86,324	8.164	348.89	604	84.2
NH	$24,441,112	148	0.95	$165,143	7.306	352.73	609	79.9
NJ	$84,909,509	443	3.30	$191,669	7.663	352.42	591	75.2
NM	$6,520,626	47	0.25	$138,737	7.709	346.21	607	83.8
NV	$49,456,164	290	1.92	$170,538	7.251	354.09	621	84.1
NY	$119,792,877	526	4.65	$227,743	7.198	353.02	597	75.0
OH	$31,182,454	263	1.21	$118,564	7.728	353.43	604	85.4
OK	$13,883,093	128	0.54	$108,462	7.936	348.35	614	84.1
OR	$28,268,034	183	1.10	$154,470	7.136	351.49	621	82.7
PA	$35,098,492	282	1.36	$124,463	7.859	345.20	597	80.3
RI	$8,567,274	53	0.33	$161,647	7.384	356.77	603	74.8
SC	$12,141,325	112	0.47	$108,405	8.187	351.12	592	83.4
SD	$1,519,056	14	0.06	$108,504	7.497	356.67	593	84.4
TN	$32,220,582	270	1.25	$119,335	7.902	344.14	618	88.8
TX	$120,905,592	929	4.70	$130,146	7.866	345.62	611	83.4
UT	$17,910,769	128	0.70	$139,928	7.202	353.52	630	82.4
VA	$60,487,750	358	2.35	$168,960	7.451	352.61	607	82.1
VT	$1,145,377	6	0.04	$190,896	7.776	358.00	584	67.9
WA	$48,478,778	300	1.88	$161,596	7.243	353.54	621	83.0
WI	$17,169,940	140	0.67	$122,642	8.172	351.80	606	82.1
WV	$2,530,186	27	0.10	$93,711	8.451	328.48	594	84.5
WY	$2,034,572	22	0.08	$92,481	7.774	356.78	604	80.4
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$78,183,150	589	3.04	$132,739	7.125	340.97	596	41.7
50.01 - 55.00	$45,054,830	293	1.75	$153,771	7.086	344.46	591	52.9
55.01 - 60.00	$70,489,030	443	2.74	$159,117	7.090	347.25	598	58.0
60.01 - 65.00	$110,081,889	647	4.28	$170,142	7.131	347.14	589	63.0
65.01 - 70.00	$200,483,297	1,174	7.79	$170,769	7.181	349.78	587	68.5
70.01 - 75.00	$261,975,905	1,523	10.17	$172,013	7.247	351.76	587	73.8
75.01 - 80.00	$756,644,586	4,429	29.38	$170,839	7.025	354.56	622	79.5
80.01 - 85.00	$297,259,522	1,690	11.54	$175,893	7.364	353.46	603	84.2
85.01 - 90.00	$383,053,369	2,105	14.88	$181,973	7.426	355.21	620	89.4
90.01 - 95.00	$123,823,277	699	4.81	$177,143	7.799	354.35	624	94.5
95.01 - 100.00	$247,958,303	1,719	9.63	$144,246	8.258	352.99	634	99.8
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 4.000	$347,345	2	0.01	$173,672	4.000	358.00	619	72.8
4.001 - 4.500	$149,604	1	0.01	$149,604	4.500	358.00	766	77.7
4.501 - 5.000	$5,851,923	23	0.23	$254,431	4.908	358.05	679	73.1
5.001 - 5.500	$38,611,665	150	1.50	$257,411	5.424	353.91	662	73.5
5.501 - 6.000	$183,328,438	769	7.12	$238,398	5.871	355.05	646	74.8
6.001 - 6.500	$429,240,411	1,961	16.67	$218,889	6.359	354.43	629	76.8
6.501 - 7.000	$578,744,970	2,988	22.48	$193,690	6.832	353.27	613	78.2
7.001 - 7.500	$429,157,010	2,505	16.67	$171,320	7.341	353.01	609	80.0
7.501 - 8.000	$378,310,176	2,437	14.69	$155,236	7.818	352.19	600	81.8
8.001 - 8.500	$204,061,244	1,482	7.92	$137,693	8.328	352.59	593	83.9
8.501 - 9.000	$167,734,593	1,294	6.51	$129,625	8.807	352.29	587	85.2
9.001 - 9.500	$69,617,140	588	2.70	$118,396	9.311	351.27	584	86.6
9.501 - 10.000	$46,648,160	456	1.81	$102,299	9.795	347.36	577	85.5
10.001 - 10.500	$16,710,009	202	0.65	$82,723	10.321	343.60	576	83.4
10.501 - 11.000	$14,579,228	235	0.57	$62,039	10.823	305.24	585	86.7
11.001 - 11.500	$5,695,293	91	0.22	$62,586	11.293	319.81	574	80.3
11.501 - 12.000	$3,343,912	63	0.13	$53,078	11.811	328.93	571	80.2
12.001 - 12.500	$1,574,256	34	0.06	$46,302	12.315	297.21	593	84.8
12.501 - 13.000	$907,226	21	0.04	$43,201	12.828	270.37	606	90.3
13.001 - 13.500	$251,580	5	0.01	$50,316	13.366	220.66	608	91.1
13.501 - 14.000	$142,977	4	0.01	$35,744	13.716	192.55	599	90.2
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$2,007,844,257	12,211	77.97	$164,429	7.333	352.36	609	79.8
PUD	$322,525,415	1,627	12.53	$198,233	7.260	354.24	618	83.1
CND	$123,749,608	802	4.81	$154,301	7.235	353.56	621	79.8
2T4	$71,031,410	358	2.76	$198,412	7.365	351.75	607	72.8
3T4	$17,978,183	82	0.70	$219,246	7.199	349.54	621	73.0
MNF	$14,041,160	151	0.55	$92,988	8.202	342.65	617	75.0
4T4	$11,790,717	46	0.46	$256,320	7.429	357.83	617	67.2
CNDP	$6,046,408	34	0.23	$177,836	7.495	358.24	607	78.2
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$1,648,902,009	9,639	64.03	$171,066	7.278	351.37	599	76.7

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$738,504,999	4,501	28.68	$164,076	7.440	355.82	638	86.7
RNC	$187,600,151	1,171	7.29	$160,205	7.279	350.82	611	80.4
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$2,515,932,525	14,884	97.71	$169,036	7.316	352.72	611	80.0
INV	$44,737,779	345	1.74	$129,675	7.718	348.37	621	72.2
2H	$14,336,854	82	0.56	$174,840	7.606	345.45	609	71.3
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$470,699	9	0.02	$52,300	9.192	115.94	578	70.2
121 - 180	$68,281,009	739	2.65	$92,396	7.773	177.50	608	72.1
181 - 300	$7,501,271	133	0.29	$56,401	9.819	236.31	616	85.6
301 - 360	$2,498,754,180	14,430	97.04	$173,164	7.305	357.78	611	80.0
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$1,671,421,691	10,469	64.91	$159,654	7.365	352.01	601	80.7
STATED INCOME	$898,096,862	4,814	34.88	$186,559	7.252	353.69	629	78.3
SIMPLE	$5,488,605	28	0.21	$196,022	6.963	356.34	619	72.9
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$554,929	4	0.02	$138,732	8.394	358.12		70.1
801 - 820	$529,774	3	0.02	$176,591	6.425	357.24	807	95.7
781 - 800	$7,612,461	33	0.30	$230,681	6.388	356.79	789	73.9
761 - 780	$14,169,112	73	0.55	$194,097	6.453	352.96	768	76.2

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Collateral Grouped by FICO								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
741 - 760	$20,534,681	117	0.80	$175,510	6.669	348.37	750	81.8
721 - 740	$33,507,458	177	1.30	$189,308	6.647	352.80	730	80.7
701 - 720	$57,986,631	320	2.25	$181,208	6.809	353.71	709	82.2
681 - 700	$113,052,378	618	4.39	$182,933	6.812	352.52	689	82.2
661 - 680	$206,959,818	1,109	8.04	$186,618	6.886	353.65	670	82.9
641 - 660	$302,242,401	1,686	11.74	$179,266	7.046	353.10	650	81.8
621 - 640	$317,018,841	1,822	12.31	$173,995	7.205	353.52	630	83.0
601 - 620	$370,951,312	2,140	14.41	$173,342	7.306	352.12	610	81.6
581 - 600	$369,735,722	2,290	14.36	$161,457	7.555	351.10	590	81.6
561 - 580	$281,413,296	1,724	10.93	$163,233	7.467	352.66	571	78.1
541 - 560	$225,091,059	1,456	8.74	$154,596	7.632	352.50	551	74.5
521 - 540	$151,833,143	1,032	5.90	$147,125	7.879	351.50	531	71.4
501 - 520	$96,133,206	664	3.73	$144,779	8.135	354.76	511	71.1
<= 500	$5,680,937	43	0.22	$132,115	8.500	357.88	496	71.2
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Grade								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$1,313,726,238	7,589	51.02	$173,109	7.270	352.91	623	82.1
PP	$444,880,259	2,597	17.28	$171,305	7.197	353.65	620	81.0
A	$235,324,752	1,344	9.14	$175,093	7.187	351.86	636	81.8
A-	$189,250,564	1,132	7.35	$167,182	7.398	350.85	579	76.8
B	$209,435,613	1,387	8.13	$150,999	7.522	351.19	572	73.7
C	$133,489,364	901	5.18	$148,157	7.774	353.23	554	70.0
C-	$39,036,780	284	1.52	$137,453	8.152	349.27	538	66.5
D	$9,863,589	77	0.38	$128,099	8.783	350.61	542	61.4
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Collateral Grouped by Prepayment Penalty Months								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$717,693,174	4,568	27.87	$157,113	7.637	350.94	602	78.4
6	$1,532,083	13	0.06	$117,853	8.314	357.04	618	92.6
12	$128,114,746	609	4.98	$210,369	7.198	353.29	612	76.5
13	$1,889,364	7	0.07	$269,909	6.833	357.55	632	81.3
24	$320,013,605	1,771	12.43	$180,697	7.225	355.97	617	80.6
30	$883,396	5	0.03	$176,679	7.212	356.38	713	98.6
33	$162,601	1	0.01	$162,601	8.500	356.00	504	70.0
36	$1,038,498,767	6,213	40.33	$167,149	7.247	355.06	613	81.8

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
60	$366,219,422	2,124	14.22	$172,420	7.062	345.65	618	75.7
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Range of Months to Roll (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$469,148	2	0.03	$234,574	6.611	358.00	553	84.0
7 - 12	11	$678,027	4	0.04	$169,507	8.294	346.59	577	81.3
13 - 18	17	$9,519,787	65	0.54	$146,458	7.451	353.25	605	80.7
19 - 24	21	$371,362,160	2,183	21.10	$170,116	7.373	357.40	616	81.5
25 - 31	30	$19,387,455	121	1.10	$160,227	7.739	354.35	590	78.5
32 - 37	34	$1,358,650,257	7,949	77.19	$170,921	7.364	358.02	606	82.0
		$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Range of Margin (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$518,167	3	0.03	$172,722	8.203	358.00	623	85.4
1.001 - 2.000	$436,937	3	0.02	$145,646	8.289	356.61	572	79.3
2.001 - 3.000	$691,503	3	0.04	$230,501	6.571	357.16	686	80.0
3.001 - 4.000	$5,304,144	23	0.30	$230,615	5.209	358.05	674	73.2
4.001 - 5.000	$98,307,517	440	5.59	$223,426	5.886	357.85	641	76.7
5.001 - 6.000	$448,555,035	2,312	25.49	$194,012	6.691	357.88	622	78.3
6.001 - 7.000	$570,990,899	3,286	32.44	$173,765	7.309	357.85	608	81.8
7.001 - 8.000	$443,176,177	2,788	25.18	$158,958	7.897	357.82	596	85.2
8.001 - 9.000	$147,489,169	1,068	8.38	$138,098	8.521	357.58	590	85.9
9.001 - 10.000	$36,930,490	318	2.10	$116,134	9.289	357.61	570	84.9
10.001 - 11.000	$6,759,908	67	0.38	$100,894	10.395	357.64	570	84.0
11.001 - 12.000	$844,930	12	0.05	$70,411	11.113	357.99	548	79.2
12.001 - 13.000	$61,958	1	0.00	$61,958	8.000	359.00	529	55.4
6.713	$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Range of Maximum Rates (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$122,025	1	0.01	$122,025	5.000	358.00	634	80.0
10.001 - 10.500	$519,253	2	0.03	$259,627	5.421	357.63	679	75.0
10.501 - 11.000	$3,294,965	17	0.19	$193,821	5.420	357.68	657	79.4

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Range of Maximum Rates (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.001 - 11.500	$4,930,709	24	0.28	$205,446	5.743	357.54	650	75.3
11.501 - 12.000	$23,971,839	106	1.36	$226,149	5.849	357.42	649	76.6
12.001 - 12.500	$49,704,066	236	2.82	$210,610	5.944	357.39	645	77.6
12.501 - 13.000	$151,334,715	714	8.60	$211,953	6.183	357.64	637	78.9
13.001 - 13.500	$292,166,384	1,419	16.60	$205,896	6.522	357.81	620	79.9
13.501 - 14.000	$356,220,184	1,887	20.24	$188,776	6.952	357.84	610	80.6
14.001 - 14.500	$275,158,856	1,602	15.63	$171,760	7.417	357.87	606	81.8
14.501 - 15.000	$249,637,270	1,566	14.18	$159,411	7.899	357.89	598	83.7
15.001 - 15.500	$139,696,254	987	7.94	$141,536	8.395	357.90	590	85.6
15.501 - 16.000	$115,724,727	857	6.58	$135,035	8.875	357.87	583	86.0
16.001 - 16.500	$47,233,437	383	2.68	$123,325	9.358	357.98	582	87.5
16.501 - 17.000	$27,716,024	253	1.57	$109,550	9.854	357.84	576	87.1
17.001 - 17.500	$10,685,114	115	0.61	$92,914	10.265	357.93	574	85.0
17.501 - 18.000	$5,594,141	64	0.32	$87,408	10.786	357.88	569	83.8
18.001 - 18.500	$3,230,566	47	0.18	$68,735	11.313	357.75	562	80.0
18.501 - 19.000	$2,142,354	32	0.12	$66,949	11.775	357.79	563	81.7
19.001 - 19.500	$406,505	7	0.02	$58,072	12.198	357.74	589	83.4
> 19.500	$577,445	5	0.03	$115,489	10.133	358.27	572	87.4
14.218	$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Next Interest Adjustment Date (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$469,148	2	0.03	$234,574	6.511	358.00	553	84.0
01/05	$280,119	1	0.02	$280,119	7.875	346.00	625	95.0
02/05	$397,907	3	0.02	$132,636	8.588	347.00	544	71.6
03/05	$81,379	1	0.00	$81,379	8.490	349.00	665	100.0
05/05	$147,366	1	0.01	$147,366	7.500	350.00	615	90.0
06/05	$330,017	3	0.02	$110,006	8.269	351.23	601	83.2
07/05	$1,177,049	6	0.07	$196,175	7.522	352.11	633	81.1
08/05	$3,458,308	21	0.20	$164,681	7.411	353.12	581	77.7
09/05	$5,375,911	42	0.31	$127,998	7.545	354.20	611	81.2
10/05	$14,359,800	82	0.82	$175,120	7.310	355.07	624	80.8
11/05	$40,620,478	240	2.31	$169,252	7.408	356.08	612	81.0
12/05	$139,581,616	858	7.93	$162,683	7.403	357.11	620	82.0
01/06	$155,300,209	868	8.82	$178,917	7.337	358.04	614	81.6
02/06	$20,449,815	126	1.16	$162,300	7.373	359.00	611	79.6
05/06	$138,407	2	0.01	$69,203	7.346	350.25	592	76.6
07/06	$1,892,877	14	0.11	$135,206	8.518	352.37	576	84.9
08/06	$2,301,693	16	0.13	$143,856	8.013	353.08	580	82.4
09/06	$2,847,954	19	0.16	$149,892	7.991	354.10	599	81.6
10/06								

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Next Interest Adjustment Date (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$12,649,424	74	0.72	$170,938	7.577	355.04	593	76.5
11/06	$27,863,012	175	1.58	$159,217	7.521	356.09	601	81.6
12/06	$209,014,446	1,204	11.88	$173,600	7.335	357.06	615	82.4
01/07	$847,121,290	4,953	48.13	$171,032	7.375	358.01	604	81.8
02/07	$274,208,609	1,613	15.58	$169,999	7.335	359.00	606	82.6
	$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Exhibit 99.3

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

NY1 5519868v1

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.864	7.864
2	6.816	7.763
3	6.596	7.765
4	6.815	7.761
5	6.595	7.763
6	6.595	7.761
7	6.815	7.756
8	6.595	7.757
9	6.815	7.752
10	6.595	7.752
11	6.587	7.750
12	7.292	7.736
13	6.586	8.744
14	6.805	8.737
15	6.585	8.738
16	6.804	8.731
17	6.585	8.731
18	6.584	8.728
19	6.803	8.720
20	6.586	8.721
21	6.809	8.713
22	6.631	8.712
23	6.646	8.699
24	7.352	8.671
25	6.635	9.476
26	6.853	9.458
27	6.631	9.460
28	6.850	9.490
29	6.628	9.508
30	6.627	9.501
31	6.847	9.489
32	6.625	9.488
33	6.844	9.477
34	6.630	9.522
35	6.804	9.531
36	7.530	9.507
37	6.799	11.262
38	7.022	11.363
39	6.793	11.366
40	7.017	11.415
41	6.788	11.441
42	6.786	11.440
43	7.009	11.440
44	6.780	11.487
45	7.004	11.487
46	6.775	11.495
47	6.760	11.700
48	7.224	11.714
49	6.755	11.695
50	6.977	11.700
51	6.749	11.689
52	6.972	11.692
53	6.744	12.117
54	6.741	12.112
55	6.963	12.124
56	6.736	12.090
57	6.958	12.099
58	6.731	12.061
59	6.728	12.291
60	7.446	12.365
61	6.722	12.262
62	6.944	12.274
63	6.717	12.332
64	6.938	12.333
65	6.712	12.234
66	6.709	12.219
67	6.930	12.225
68	6.704	12.188
69	6.924	12.192
70	6.698	12.148
71	6.696	12.084
72	7.410	12.174
73	6.690	12.102
74	6.911	12.101
75	6.685	12.068
76	6.905	12.059
77	6.680	11.988
78	6.677	11.971

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.154%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Exhibit 99.4

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

NY1 5519868v1

Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	2,498,375,000	7.60000	7.60000	46	627,847,487	8.11484	11.20000
2	2,477,845,804	6.65256	7.60000	47	609,696,798	8.45166	11.20000
3	2,452,176,131	6.43065	7.60000	48	592,129,090	9.03553	11.20000
4	2,421,390,970	6.65431	7.60000	49	575,092,410	8.42084	11.20000
5	2,385,545,731	6.43291	7.60000	50	558,569,928	8.69412	11.20000
6	2,344,727,464	6.43427	7.60000	51	542,545,393	8.39070	11.20000
7	2,299,065,507	6.65874	7.60000	52	527,003,095	8.67731	11.20000
8	2,248,731,367	6.43777	7.60000	53	511,928,322	8.45546	11.20000
9	2,193,985,848	6.66297	7.60000	54	497,327,441	8.43899	11.20000
10	2,136,628,825	6.44214	7.60000	55	482,902,056	8.71638	11.20000
11	2,077,390,271	6.43703	7.60000	56	468,808,506	8.41754	11.20000
12	2,019,785,648	7.15620	7.60000	57	455,135,195	8.69702	11.20000
13	1,963,775,512	6.44207	8.60000	58	441,868,982	8.41018	11.20000
14	1,909,315,172	6.66791	8.60000	59	428,997,360	8.46910	11.20000
15	1,856,361,172	6.44752	8.60000	60	416,517,393	9.39261	11.20000
16	1,804,871,289	6.67372	8.60000	61	404,407,000	8.44995	11.20000
17	1,754,804,495	6.45349	8.60000	62	392,654,681	8.73061	11.20000
18	1,706,117,747	6.45660	8.60000	63	381,249,323	8.43235	11.30000
19	1,658,775,919	6.68339	8.60000	64	370,180,174	8.72277	11.30000
20	1,612,502,076	6.46878	8.60000	65	359,436,829	8.48346	11.30000
21	1,567,062,661	6.70604	8.60000	66	349,009,217	8.47484	11.30000
22	1,513,427,406	6.66221	8.60000	67	338,887,591	8.75698	11.30000
23	1,404,985,022	6.77614	8.60000	68	329,062,521	8.45850	11.30000
24	1,306,202,724	7.52806	8.60000	69	319,524,878	8.74107	11.30000
25	1,216,344,983	6.77543	9.40000	70	310,265,826	8.45136	11.30000
26	1,140,061,837	7.02027	9.40000	71	301,276,816	8.49175	11.30000
27	1,104,862,189	6.79185	9.40000	72	292,549,571	9.42037	11.35000
28	1,070,811,586	7.06787	9.40000	73	284,076,077	8.47759	11.35000
29	1,037,839,873	6.87898	9.40000	74	275,848,580	8.76184	11.35000
30	1,005,909,877	6.88261	9.40000	75	267,859,571	8.46518	11.35000
31	974,980,143	7.12431	9.40000	76	260,101,782	8.75622	11.35000
32	945,018,016	6.89120	9.40000	77	252,568,177	8.49893	11.35000
33	915,992,091	7.13580	9.40000	78	245,251,944	8.49352	11.35000
34	887,872,096	6.95274	9.40000				
35	860,637,122	7.65297	9.40000				
36	834,341,695	8.50096	9.40000				
37	808,859,471	7.65479	11.15000				
38	795,394,388	7.80461	11.15000				
39	772,058,983	7.53785	11.15000				
40	749,442,336	7.82597	11.15000				
41	727,526,104	8.15136	11.15000				
42	706,335,812	8.13942	11.15000				
43	685,793,192	8.40597	11.15000				
44	665,877,483	8.11460	11.20000				
45	646,568,683	8.38139	11.20000				

Exhibit 99.5

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

NY1 5519868v1

ABS New Transaction

Computational Materials

$2,498,375,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2004-2

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Banc One Capital Markets, Inc. ("Banc One Capital Markets") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Banc One Capital Markets, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Banc One Capital Markets believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Banc One Capital Markets account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet ***Date Prepared: March 10, 2004***

$2,498,375,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-2

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	973,840,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
2-A	465,535,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
3-A-1	285,678,000	0.92 / 0.92	1-20 / 1-20	AAA/Aaa	Apr 2023	Floating Rate Senior
3-A-2	200,000,000	2.75 / 2.75	20-71 / 20-71	AAA/Aaa	Dec 2032	Floating Rate Senior
3-A-3	43,246,000	6.44 / 8.86	71-78 / 71-189	AAA/Aaa	Jul 2034	Floating Rate Senior
3-A-4	112,626,000	3.41 / 3.84	20-78 / 20-189	AAA/Aaa	Jul 2034	Floating Rate Senior
M-1	151,800,000	4.63 / 5.13	42-78 / 42-150	AA+/Aa2	May 2034	Floating Rate Mezzanine
M-2	50,600,000	4.51 / 4.98	41-78 / 41-135	AA/Aa3	Apr 2034	Floating Rate Mezzanine
M-3	44,275,000	4.47 / 4.91	40-78 / 40-128	AA/A1	Apr 2034	Floating Rate Mezzanine
M-4	31,625,000	4.45 / 4.84	39-78 / 39-120	AA-/A2	Mar 2034	Floating Rate Mezzanine
M-5	44,275,000	4.43 / 4.77	38-78 / 38-114	A/A3	Feb 2034	Floating Rate Mezzanine
M-6	37,950,000	4.40 / 4.64	38-78 / 38-103	A-/Baa1	Dec 2033	Floating Rate Mezzanine
M-7	31,625,000	4.38 / 4.45	37-78 / 37-90	BBB+/Baa2	Sep 2033	Floating Rate Mezzanine
B	25,300,000	4.09 / 4.09	37-74 / 37-74	BBB-/Baa3	Feb 2033	Floating Rate Mezzanine
Total:	**$2,498,375,000**					

(1) *The Class 1-A Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A-1, Class 3-A-2, Class 3-A-3 and Class 3-A-4 Certificates (the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761.*

Trust:	Asset-Backed Certificates, Series 2004-2.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (*"Countrywide"*).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear, Stearns & Co. Inc. and Banc One Capital Markets, Inc. (Co-Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates (including the Class 1-A and Class 2-A Certificates, which are not being offered herein) and the Subordinate Certificates are together referred to herein as the "*Offered Certificates*" and are expected to be offered as described in the final prospectus supplement.

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates.
	The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates***."
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	March 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of March 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	March [12], 2004.
Expected Closing Date:	March 30, 2004.
Expected Settlement Date:	March 30, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in April 2004.
Accrued Interest:	The price to be paid by investors for the Senior Certificates and the Subordinate Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and decreasing and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $2,575,007,159 of which: (i) approximately $833,464,705 were conforming balance adjustable rate mortgage loans and approximately $371,927,320 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $413,488,830 were adjustable rate mortgage loans and approximately $162,403,610 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***") and (iii) approximately $513,113,298 were adjustable rate mortgage loans and approximately $280,609,395 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The ***"Pass-Through Rate"*** for each class of Senior Certificates and Subordinate Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate: The ***"Adjusted Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "*Net Rate Cap*" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the *"Net Rate Carryover"* will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contract: The Trust will include one Corridor Contract for the benefit of the Offered Certificates (the "*Corridor Contract*"). After the Closing Date, the notional amount of the Corridor Contract will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Offered Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the Offered Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the Net Rate Carryover on the Offered Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of Net Rate Carryover on the Offered Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa	17.75%	35.50%
M-1	AA+/Aa2	11.75%	23.50%
M-2	AA/Aa3	9.75%	19.50%
M-3	AA/A1	8.00%	16.00%
M-4	AA-/A2	6.75%	13.50%
M-5	A/A3	5.00%	10.00%
M-6	A-/Baa1	3.50%	7.00%
M-7	BBB+/Baa2	2.25%	4.50%
B	BBB-/Baa3	1.25%	2.50%

(1) Initial Overcollateralization at closing is 1.25%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 1.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 2.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A **"*Trigger Event*"** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a **"*Delinquency Trigger*"** will occur if the product of (a) 2.30 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the **"*Required Percentage*"** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a **"*Cumulative Loss Trigger*"** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	3.00% with respect to April 2007, plus an additional 1/12th of 1.50% for each month thereafter
49 – 60	4.50% with respect to April 2008, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	5.75% with respect to April 2009, plus an additional 1/12th of 0.50% for each month thereafter
73+	6.25%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in April 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;

2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans sequentially to (i) the Class 3-A-1 Certificates, then (ii) *pro rata*, to (x) the Class 3-A-2 and Class 3-A-3 Certificates, sequentially and (y) the Class 3-A-4 Certificates, then (b) from principal funds related to all of the

Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, each as described more fully under "Principal Paydown" below;
3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contract (as described above); and
6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections related to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, sequentially to (i) the Class 3-A-1 Certificates, then (ii) *pro rata*, to (x) the Class 3-A-2 and Class 3-A-3 Certificates, sequentially and (y) the Class 3-A-4 Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 23.50% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 19.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 16.00% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 13.50% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 10.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 7.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 4.50% Subordination and (ix) ninth, to the Class B Certificates such that the Class B Certificates will have 2.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 3-A-1 (To Call)

Margin 0.090%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	11.25	1.09	0.92	0.80	0.67
MDUR (yr)	10.48	1.09	0.93	0.80	0.68
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Oct22	Feb06	Nov05	Aug05	May05

Class 3-A-1 (To Maturity)

Margin 0.090%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	11.25	1.09	0.92	0.80	0.67
MDUR (yr)	10.48	1.09	0.93	0.80	0.68
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Oct22	Feb06	Nov05	Aug05	May05

Class 3-A-2 (To Call)

Margin 0.200%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	23.50	3.63	2.75	2.04	1.75
MDUR (yr)	20.34	3.56	2.72	2.03	1.75
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06

Class 3-A-2 (To Maturity)

Margin 0.200%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	23.50	3.63	2.75	2.04	1.75
MDUR (yr)	20.34	3.56	2.72	2.03	1.75
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06

(1) See definition of Pricing Prepayment Speed above.

Class 3-A-3 (To Call)

Margin	0.370%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	37	37	37	37	37
WAL (yr)	28.54	8.19	6.44	5.05	2.73
MDUR (yr)	23.43	7.77	6.19	4.90	2.70
First Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06
Last Prin Pay	Oct32	Jun12	Sep10	May09	Mar07

Class 3-A-3 (To Maturity)

Margin	0.370%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	38	46	46	47	37
WAL (yr)	29.05	11.17	8.86	7.13	2.73
MDUR (yr)	23.77	10.30	8.32	6.78	2.70
First Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06
Last Prin Pay	Jan34	Jul23	Dec19	Apr17	Mar07

Class 3-A-4 (To Call)

Margin	0.250%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	25	25	25	25	25
WAL (yr)	24.40	4.44	3.41	2.57	1.93
MDUR (yr)	20.86	4.31	3.34	2.54	1.92
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Oct32	Jun12	Sep10	May09	Mar07

Class 3-A-4 (To Maturity)

Margin	0.250%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	25	27	28	28	25
WAL (yr)	24.49	4.97	3.84	2.94	1.93
MDUR (yr)	20.93	4.77	3.73	2.88	1.92
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jan34	Jul23	Dec19	Apr17	Mar07

Class M-1 (To Call)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	26.05	5.42	4.63	4.59	4.06
MDUR (yr)	21.38	5.20	4.49	4.45	3.96
First Prin Pay	Nov25	Jun07	Sep07	Feb08	Mar07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-1 (To Maturity)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	52	59
WAL (yr)	26.18	6.04	5.13	5.01	6.29
MDUR (yr)	21.46	5.73	4.93	4.84	6.00
First Prin Pay	Nov25	Jun07	Sep07	Feb08	Mar07
Last Prin Pay	Nov33	Sep19	Sep16	Jun14	Jul14

Class M-2 (To Call)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.05	5.40	4.51	4.17	4.07
MDUR (yr)	20.97	5.15	4.35	4.05	3.95
First Prin Pay	Nov25	May07	Aug07	Dec07	Apr08
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-2 (To Maturity)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	68	68	68	68
WAL (yr)	26.17	5.97	4.98	4.57	4.56
MDUR (yr)	21.05	5.64	4.76	4.40	4.41
First Prin Pay	Nov25	May07	Aug07	Dec07	Apr08
Last Prin Pay	Oct33	Mar18	Jun15	May13	May11

Class M-3 (To Call)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	26.05	5.39	4.47	4.05	3.97
MDUR (yr)	20.19	5.09	4.28	3.90	3.83
First Prin Pay	Nov25	May07	Jul07	Oct07	Jan08
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-3 (To Maturity)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	99	99	99	98
WAL (yr)	26.17	5.93	4.91	4.42	4.25
MDUR (yr)	20.26	5.54	4.65	4.23	4.08
First Prin Pay	Nov25	May07	Jul07	Oct07	Jan08
Last Prin Pay	Oct33	Jul17	Nov14	Nov12	Dec10

Class M-4 (To Call)

Margin	1.070%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	107	107	107	107	107
WAL (yr)	26.05	5.39	4.45	3.97	3.79
MDUR (yr)	19.89	5.07	4.24	3.82	3.66
First Prin Pay	Nov25	May07	Jun07	Aug07	Nov07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-4 (To Maturity)

Margin	1.070%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	107	111	111	111	110
WAL (yr)	26.17	5.89	4.84	4.31	4.05
MDUR (yr)	19.95	5.48	4.58	4.12	3.89
First Prin Pay	Nov25	May07	Jun07	Aug07	Nov07
Last Prin Pay	Sep33	Oct16	Mar14	May12	Jul10

Class M-5 (To Call)

Margin 1.400%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	26.05	5.38	4.43	3.90	3.66
MDUR (yr)	19.10	5.01	4.18	3.72	3.50
First Prin Pay	Nov25	Apr07	May07	Jul07	Aug07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-5 (To Maturity)

Margin 1.400%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	140	144	144	144	144
WAL (yr)	26.16	5.81	4.77	4.19	3.88
MDUR (yr)	19.15	5.35	4.47	3.97	3.70
First Prin Pay	Nov25	Apr07	May07	Jul07	Aug07
Last Prin Pay	Aug33	Mar16	Sep13	Dec11	Mar10

Class M-6 (To Call)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	26.05	5.38	4.40	3.84	3.53
MDUR (yr)	18.41	4.95	4.12	3.64	3.37
First Prin Pay	Nov25	Apr07	May07	Jun07	Jul07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-6 (To Maturity)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	174	174	174	173
WAL (yr)	26.14	5.68	4.64	4.05	3.69
MDUR (yr)	18.45	5.19	4.32	3.82	3.50
First Prin Pay	Nov25	Apr07	May07	Jun07	Jul07
Last Prin Pay	Jun33	Jan15	Oct12	Feb11	Aug09

Class M-7 (To Call)

Margin	1.800%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	180	180	180	180
WAL (yr)	26.05	5.37	4.38	3.79	3.45
MDUR (yr)	18.19	4.93	4.09	3.58	3.28
First Prin Pay	Nov25	Apr07	Apr07	May07	May07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-7 (To Maturity)

Margin	1.800%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	181	181	181	181
WAL (yr)	26.08	5.47	4.45	3.86	3.50
MDUR (yr)	18.21	5.01	4.15	3.64	3.32
First Prin Pay	Nov25	Apr07	Apr07	May07	May07
Last Prin Pay	Mar33	Sep13	Sep11	Mar10	Dec08

Class B (To Call)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.88	5.04	4.09	3.54	3.23
MDUR (yr)	15.76	4.49	3.73	3.27	3.01
First Prin Pay	Nov25	Apr07	Apr07	Apr07	Apr07
Last Prin Pay	Aug32	Feb12	May10	Feb09	Feb08

Class B (To Maturity)

Margin	3.000%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.88	5.04	4.09	3.54	3.23
MDUR (yr)	15.76	4.49	3.73	3.27	3.01
First Prin Pay	Nov25	Apr07	Apr07	Apr07	Apr07
Last Prin Pay	Aug32	Feb12	May10	Feb09	Feb08

Exhibit 99.6

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

NY1 5519868v1

Group 3

ARM and Fixed $793,722,693

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	4,247	
Total Outstanding Balance	$793,722,693	
Average Loan Balance	$186,890	$24,961 to $998,956
WA Mortgage Rate	7.235%	4.500% to 12.750%
Net WAC	6.726%	3.991% to 12.241%
ARM Characteristics		
WA Gross Margin	6.779%	1.190% to 11.525%
WA Months to First Roll	30	4 to 35
WA First Periodic Cap	1.955%	1.000% to 7.000%
WA Subsequent Periodic Cap	1.371%	1.000% to 3.000%
WA Lifetime Cap	14.166%	10.500% to 19.750%
WA Lifetime Floor	7.352%	1.500% to 13.750%
WA Original Term (months)	358	180 to 360
WA Remaining Term (months)	356	175 to 359
WA LTV	79.68%	9.43% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	613	
WA DTI%		
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	78.94%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	40.76%	SFR	78.65%	FULL	60.47%	RCO	66.54%	OO	97.90%	PR	49.99%	0	21.06%
FL	7.56%	PUD	13.67%	STATED	39.17%	PUR	25.77%	INV	1.43%	PP	17.21%	6	0.05%
TX	3.65%	CND	4.39%	SIMPLE	0.37%	RNC	7.69%	2H	0.67%	A	10.44%	12	3.69%
MA	3.53%	2T4	2.00%							A-	7.95%	13	0.18%
VA	3.06%	3T4	0.50%							B	8.30%	24	12.67%
										C	4.58%	30	0.03%
										C-	1.18%	33	0.02%
										D	0.35%	36	33.87%
												60	28.43%

Group 3

ARM and Fixed $793,722,693

Detailed Report

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6MO LIBOR	$424,211	1	0.05	$424,211	6.375	358.00	549	85.0
2/28 LIBOR	$130,696,177	734	16.45	$177,924	7.279	356.87	619	81.2
3/27 LIBOR	$382,092,910	2,129	48.14	$179,471	7.390	357.70	606	82.2
FIXED 15YR	$6,540,944	57	0.82	$114,753	7.419	177.71	601	70.0
FIXED 20YR	$226,108	3	0.03	$75,369	8.480	236.17	622	77.2
FIXED 15YR - CC	$864,957	6	0.11	$144,159	7.574	178.16	586	75.7
FIXED 30YR - CC	$25,757,088	123	3.25	$209,407	7.348	358.12	621	74.1
FIXED 30YR	$247,220,299	1,194	31.15	$207,052	6.954	357.73	619	75.9
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Description								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$513,113,298	2,864	64.65	$179,160	7.361	357.49	609	81.9
Fixed 180	$7,405,901	63	0.93	$117,554	7.437	177.76	599	70.6
Fixed 240	$226,108	3	0.03	$75,369	8.480	236.17	622	77.2
Fixed 360	$272,977,386	1,317	34.39	$207,272	6.991	357.77	619	75.7
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$24,961	1	0.00	$24,961	7.250	358.00	537	15.3
$25,000.01 - $50,000.00	$3,929,195	89	0.50	$44,148	9.238	342.78	579	68.4
$50,000.01 - $75,000.00	$23,442,219	367	2.95	$63,875	8.470	351.46	590	76.9
$75,000.01 - $100,000.00	$49,207,986	556	6.20	$88,504	7.974	353.34	598	79.6
$100,000.01 - $150,000.00	$124,943,962	993	15.74	$125,825	7.685	354.09	604	81.1
$150,000.01 - $200,000.00	$132,610,826	762	16.71	$174,030	7.314	356.67	605	80.3
$200,000.01 - $250,000.00	$113,153,463	506	14.26	$223,623	7.071	356.58	613	79.1
$250,000.01 - $300,000.00	$88,207,054	321	11.11	$274,788	7.017	356.45	619	81.1
$300,000.01 - $350,000.00	$73,437,159	224	9.25	$327,844	6.929	356.85	616	80.2
$350,000.01 - $400,000.00	$78,595,025	209	9.90	$376,053	6.893	356.97	622	80.2
$400,000.01 - $450,000.00	$43,303,938	102	5.46	$424,548	6.910	355.97	622	80.3
$450,000.01 - $500,000.00	$31,658,230	66	3.99	$479,670	6.538	357.61	636	77.5
$500,000.01 - $550,000.00	$8,957,576	17	1.13	$526,916	6.718	357.89	649	77.3
$550,000.01 - $600,000.00	$9,871,940	17	1.24	$580,702	6.786	356.81	628	72.7
$600,000.01 - $650,000.00	$3,111,299	5	0.39	$622,260	6.793	357.79	658	71.8
$650,000.01 - $700,000.00	$2,691,758	4	0.34	$672,939	6.843	357.25	626	70.6
$700,000.01 - $750,000.00	$711,208	1	0.09	$711,208	6.500	358.00	614	75.0
$750,000.01 - $800,000.00	$2,297,990	3	0.29	$765,997	6.500	356.66	654	64.0

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$800,000.01 - $850,000.00	$827,248	1	0.10	$827,248	6.500	358.00	629	65.0
$850,000.01 - $900,000.00	$1,740,700	2	0.22	$870,350	6.687	358.00	601	69.9
> $900,000.00	$998,956	1	0.13	$998,956	5.750	359.00	616	47.6
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AL	$5,691,513	54	0.72	$105,398	8.267	340.72	606	85.5
AR	$1,936,436	15	0.24	$129,096	8.112	357.12	613	90.3
AZ	$10,167,499	74	1.28	$137,399	7.566	355.10	608	83.3
CA	$323,519,430	1,314	40.76	$246,210	6.798	356.74	621	77.2
CO	$11,892,751	69	1.50	$172,359	7.216	357.40	612	82.4
CT	$13,735,311	71	1.73	$193,455	7.566	356.28	586	79.0
DC	$2,290,648	7	0.29	$327,235	7.405	357.06	594	73.8
DE	$1,852,530	10	0.23	$185,253	6.975	357.53	588	79.1
FL	$59,989,816	383	7.56	$156,631	7.478	353.14	607	80.0
GA	$15,627,816	109	1.97	$143,374	8.249	357.53	613	88.3
HI	$13,638,435	55	1.72	$247,972	6.925	357.85	637	79.7
IA	$2,021,634	16	0.25	$126,352	8.369	357.84	599	81.5
ID	$1,937,904	19	0.24	$101,995	7.570	357.90	622	84.2
IL	$19,550,294	105	2.46	$186,193	7.330	357.42	609	80.1
IN	$4,923,638	41	0.62	$120,089	7.653	356.94	605	87.4
KS	$2,373,147	21	0.30	$113,007	8.215	357.53	622	88.6
KY	$4,461,848	42	0.56	$106,234	7.795	357.60	602	83.7
LA	$4,916,214	51	0.62	$96,396	7.886	353.74	587	78.5
MA	$28,057,876	114	3.53	$246,122	7.050	357.35	597	74.6
MD	$14,079,814	68	1.77	$207,056	7.566	357.30	601	83.3
ME	$1,142,545	7	0.14	$163,221	7.172	356.87	626	77.5
MI	$23,889,350	178	3.01	$134,210	7.847	357.37	601	81.8
MN	$14,388,989	83	1.81	$173,361	7.479	357.43	616	83.5
MO	$12,786,194	115	1.61	$111,184	7.969	355.54	614	84.0
MS	$3,136,062	29	0.40	$108,140	7.685	348.74	607	84.5
MT	$942,857	7	0.12	$134,694	7.790	357.36	579	75.4
NC	$7,170,813	54	0.90	$132,793	7.946	357.77	597	84.3
ND	$442,354	5	0.06	$88,471	8.596	342.49	609	89.8
NE	$312,240	4	0.04	$78,060	8.486	355.65	624	91.0
NH	$6,077,935	33	0.77	$184,180	7.410	357.32	599	81.2
NJ	$19,977,980	87	2.52	$229,632	7.552	357.62	593	77.3
NM	$1,044,557	4	0.13	$261,139	7.022	357.11	589	85.1
NV	$14,411,364	83	1.82	$173,631	7.279	357.54	612	82.1
NY	$20,885,456	76	2.63	$274,809	7.083	357.73	605	77.2

Group 3

ARM and Fixed $793,722,693

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OH	$9,554,079	83	1.20	$115,109	7.684	354.37	611	85.1
OK	$4,356,814	46	0.55	$94,713	7.892	352.10	625	84.9
OR	$8,827,467	57	1.11	$154,868	7.109	353.75	615	80.8
PA	$11,115,581	88	1.40	$126,313	7.915	352.65	598	80.1
RI	$1,325,830	8	0.17	$165,729	6.985	356.97	590	76.1
SC	$3,692,529	29	0.47	$127,329	8.043	357.50	589	82.3
SD	$706,255	5	0.09	$141,251	7.135	358.00	605	89.3
TN	$6,830,540	57	0.86	$119,834	8.006	339.25	604	86.7
TX	$28,937,829	177	3.65	$163,491	7.715	352.55	616	83.4
UT	$3,392,003	23	0.43	$147,478	6.955	349.59	632	82.0
VA	$24,258,589	132	3.06	$183,777	7.463	354.78	604	82.1
VT	$583,218	2	0.07	$291,609	8.039	358.00	571	67.0
WA	$14,683,203	87	1.85	$168,772	7.166	356.24	626	83.6
WI	$4,899,010	38	0.62	$128,921	8.246	348.53	600	82.8
WV	$912,205	8	0.11	$114,026	8.022	357.27	605	88.2
WY	$374,291	4	0.05	$93,573	8.468	357.82	559	83.9
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$21,428,582	143	2.70	$149,850	6.907	352.49	602	42.4
50.01 - 55.00	$13,374,589	82	1.69	$163,105	7.023	354.40	603	52.7
55.01 - 60.00	$19,801,879	113	2.49	$175,238	7.039	350.10	600	57.8
60.01 - 65.00	$36,240,606	188	4.57	$192,769	7.022	354.62	591	63.1
65.01 - 70.00	$63,630,417	322	8.02	$197,610	7.035	353.31	590	68.3
70.01 - 75.00	$85,597,191	446	10.78	$191,922	7.131	355.70	593	73.6
75.01 - 80.00	$229,674,709	1,198	28.94	$191,715	6.989	356.58	620	79.5
80.01 - 85.00	$96,680,197	496	12.18	$194,920	7.234	356.53	610	84.1
85.01 - 90.00	$127,557,875	659	16.07	$193,563	7.340	356.95	624	89.5
90.01 - 95.00	$35,823,838	192	4.51	$186,582	7.820	354.78	627	94.4
95.01 - 100.00	$63,912,809	408	8.05	$156,649	8.254	357.54	629	99.7
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 4.500	$149,604	1	0.02	$149,604	4.500	358.00	766	77.7
4.501 - 5.000	$1,336,417	4	0.17	$334,104	4.883	358.09	700	74.1
5.001 - 5.500	$15,553,809	56	1.96	$277,747	5.421	357.46	655	74.2

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.501 - 6.000	$60,474,847	224	7.62	$269,977	5.861	355.84	650	74.3
6.001 - 6.500	$135,461,210	537	17.07	$252,256	6.364	356.72	632	76.8
6.501 - 7.000	$195,174,163	927	24.59	$210,544	6.826	355.97	613	78.6
7.001 - 7.500	$136,713,693	737	17.22	$185,500	7.349	356.00	608	79.7
7.501 - 8.000	$108,135,215	660	13.62	$163,841	7.825	355.18	599	81.8
8.001 - 8.500	$57,717,749	401	7.27	$143,935	8.337	354.28	588	84.3
8.501 - 9.000	$43,400,487	321	5.47	$135,204	8.791	355.22	587	85.4
9.001 - 9.500	$18,285,967	150	2.30	$121,906	9.319	357.04	588	86.9
9.501 - 10.000	$12,006,883	109	1.51	$110,155	9.795	357.03	580	87.6
10.001 - 10.500	$4,607,347	54	0.58	$85,321	10.329	351.90	581	86.9
10.501 - 11.000	$2,230,436	29	0.28	$76,912	10.816	354.17	584	86.6
11.001 - 11.500	$1,220,567	18	0.15	$67,809	11.295	357.82	575	85.9
11.501 - 12.000	$847,871	13	0.11	$65,221	11.781	357.97	578	79.9
12.001 - 12.500	$273,494	5	0.03	$54,699	12.257	357.55	538	75.7
12.501 - 13.000	$132,935	1	0.02	$132,935	12.750	358.00	590	100.0
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$624,248,082	3,427	78.66	$182,156	7.250	355.77	610	79.6
PUD	$108,468,173	467	13.67	$232,268	7.130	356.56	621	81.8
CND	$34,834,511	214	4.39	$162,778	7.195	356.23	624	80.1
2T4	$15,890,154	80	2.00	$198,627	7.304	355.65	607	72.5
3T4	$3,962,187	21	0.50	$188,676	7.431	357.87	605	74.6
4T4	$3,366,896	13	0.42	$258,992	7.031	357.82	634	70.8
CNOP	$1,551,915	10	0.20	$155,191	7.926	357.68	577	72.2
MNF	$1,400,776	15	0.18	$93,385	8.135	331.85	629	74.0
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$528,147,993	2,783	66.54	$189,776	7.195	355.65	603	77.0
PUR	$204,528,757	1,115	25.77	$183,434	7.365	356.61	637	86.0
RNC	$61,045,943	349	7.69	$174,917	7.144	355.37	618	81.3
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Group 3

ARM and Fixed $793,722,693

Detailed Report

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$777,066,739	4,139	97.90	$187,743	7.223	355.93	612	79.8
INV	$11,329,531	85	1.43	$133,289	7.876	356.31	619	74.0
2H	$5,326,424	23	0.67	$231,584	7.543	346.25	608	68.5
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$7,405,901	63	0.93	$117,554	7.437	177.76	599	70.6
181 - 300	$282,968	4	0.04	$70,742	8.082	246.18	635	67.4
301 - 360	$786,033,824	4,180	99.03	$188,046	7.233	357.59	613	79.8
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$479,930,388	2,815	60.47	$170,490	7.273	355.77	603	80.7
STATED INCOME	$310,872,944	1,418	39.17	$219,233	7.178	356.02	627	78.2
SIMPLE	$2,919,361	14	0.37	$208,526	7.019	357.14	625	78.1
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$99,147	1	0.01	$99,147	7.000	355.00		60.0
781 - 800	$2,839,021	9	0.36	$315,447	6.298	357.80	789	73.2
761 - 780	$5,893,473	26	0.74	$226,672	6.425	357.50	767	79.6
741 - 760	$5,677,724	30	0.72	$189,257	6.567	348.47	751	84.2
721 - 740	$10,005,236	48	1.26	$208,442	6.478	355.17	731	79.3
701 - 720	$16,727,235	78	2.11	$214,452	6.700	356.64	710	80.6
681 - 700	$36,857,363	177	4.64	$208,234	6.687	356.70	689	81.8
661 - 680	$61,109,899	274	7.70	$223,029	6.802	357.36	670	82.3
641 - 660	$100,720,070	467	12.69	$215,675	6.932	356.52	650	80.9
621 - 640	$99,864,455	515	12.58	$193,912	7.169	356.62	631	82.6
601 - 620	$113,516,037	595	14.30	$190,783	7.247	354.85	610	81.4
581 - 600	$114,813,989	645	14.47	$178,006	7.489	354.93	590	81.7
561 - 580	$86,679,436	490	10.92	$176,897	7.372	357.12	571	77.7
541 - 560	$68,777,295	426	8.67	$161,449	7.541	354.02	551	74.3

Group 3

ARM and Fixed $793,722,693

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
521 - 540	$42,372,114	277	5.34	$152,968	7.825	355.26	532	71.7
501 - 520	$26,280,079	177	3.31	$148,475	8.056	356.89	511	71.8
<= 500	$1,490,120	12	0.19	$124,177	8.147	357.98	496	74.8
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$396,820,313	1,977	49.99	$200,718	7.179	356.43	624	81.6
PP	$136,603,208	741	17.21	$184,350	7.068	355.82	623	80.4
A	$82,848,019	434	10.44	$190,894	7.207	354.07	636	82.4
A-	$63,091,802	347	7.95	$181,821	7.274	356.81	577	76.6
B	$65,842,390	406	8.30	$162,173	7.405	353.68	572	74.0
C	$36,374,203	247	4.58	$147,264	7.786	356.87	555	70.5
C-	$9,341,009	72	1.18	$129,736	8.113	355.54	525	66.4
D	$2,801,750	23	0.35	$121,815	9.217	351.95	539	62.8
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$167,143,024	886	21.06	$188,649	7.531	357.25	603	80.2
6	$372,142	4	0.05	$93,036	9.339	357.65	577	93.0
12	$29,304,697	108	3.69	$271,340	7.141	356.70	620	77.1
13	$1,419,115	5	0.18	$283,823	6.754	357.73	632	80.7
24	$100,601,987	520	12.67	$193,465	7.132	357.13	623	80.5
30	$228,959	1	0.03	$228,959	6.990	358.00	753	100.0
33	$162,601	1	0.02	$162,601	8.500	356.00	504	70.0
36	$268,839,448	1,453	33.87	$185,024	7.234	357.58	611	82.3
60	$225,650,720	1,269	28.43	$177,818	7.073	352.13	616	76.1
	$793,722,693	4,247	100.00	$186,890	7.235	355.87	613	79.7

Range of Months to Roll (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$424,211	1	0.08	$424,211	6.375	358.00	549	85.0
7 - 12	10	$395,213	2	0.08	$197,606	7.875	346.29	603	89.4
13 - 18	17	$4,143,245	28	0.81	$147,973	7.362	353.23	610	80.6

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Months to Roll (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
19 - 24	21	$126,057,720	704	24.57	$179,059	7.275	357.03	619	81.2
25 - 31	31	$4,987,603	27	0.97	$184,726	7.679	354.54	601	84.7
32 - 37	34	$377,105,307	2,102	73.49	$179,403	7.386	357.74	606	82.2
		$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Range of Margin (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.001 - 2.000	$436,937	3	0.09	$145,646	8.289	356.61	572	79.3
3.001 - 4.000	$828,758	4	0.16	$207,190	5.131	357.60	674	73.9
4.001 - 5.000	$23,246,820	94	4.53	$247,307	5.812	357.53	646	77.3
5.001 - 6.000	$124,834,533	591	24.33	$211,226	6.684	357.55	626	78.2
6.001 - 7.000	$169,052,918	891	32.95	$189,734	7.226	357.52	609	81.6
7.001 - 8.000	$133,821,769	821	26.08	$162,999	7.839	357.52	596	85.0
8.001 - 9.000	$45,352,863	318	8.84	$142,619	8.429	357.14	592	85.2
9.001 - 10.000	$12,479,560	109	2.43	$114,491	9.189	357.37	579	88.3
10.001 - 11.000	$2,827,199	29	0.55	$97,490	10.399	357.36	596	91.3
11.001 - 12.000	$231,941	4	0.05	$57,985	11.422	357.80	554	81.4
6.779	$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Range of Maximum Rates (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.001 - 10.500	$189,994	1	0.04	$189,994	5.500	357.00	619	75.0
10.501 - 11.000	$718,828	3	0.14	$239,609	5.528	357.00	700	82.9
11.001 - 11.500	$2,086,141	9	0.41	$231,793	5.430	357.18	666	71.0
11.501 - 12.000	$7,077,914	31	1.38	$228,320	5.989	357.08	641	79.0
12.001 - 12.500	$17,163,827	80	3.35	$214,548	5.862	356.99	645	77.9
12.501 - 13.000	$46,209,772	209	9.01	$221,099	6.245	357.31	641	79.4
13.001 - 13.500	$84,823,089	385	16.53	$220,320	6.602	357.49	619	80.7
13.501 - 14.000	$111,225,997	555	21.68	$200,407	6.991	357.47	611	81.2
14.001 - 14.500	$82,363,355	441	16.05	$186,765	7.445	357.53	604	81.4
14.501 - 15.000	$65,709,438	398	12.81	$165,099	7.919	357.57	597	82.9
15.001 - 15.500	$39,420,996	269	7.68	$146,548	8.430	357.64	588	85.6
15.501 - 16.000	$28,531,301	223	5.56	$127,943	8.906	357.56	581	85.0
16.001 - 16.500	$13,190,990	109	2.57	$121,018	9.408	357.88	589	88.0
16.501 - 17.000	$7,900,879	72	1.54	$109,734	9.904	357.80	579	88.4
17.001 - 17.500	$3,498,441	37	0.68	$94,552	10.089	357.65	577	87.4
17.501 - 18.000	$1,052,478	15	0.21	$70,165	10.821	357.73	573	87.3

Group 3

ARM and Fixed $793,722,693

Detailed Report

Range of Maximum Rates (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
18.001 - 18.500	$1,117,898	16	0.22	$69,869	11.283	357.84	579	86.6
18.501 - 19.000	$699,023	10	0.14	$69,902	11.765	357.87	583	82.1
> 19.500	$132,935	1	0.03	$132,935	12.750	358.00	590	100.0
14.166	$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Next Interest Adjustment Date (Excludes 1383 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$424,211	1	0.08	$424,211	6.375	358.00	549	85.0
01/05	$280,119	1	0.05	$280,119	7.875	348.00	625	95.0
02/05	$115,094	1	0.02	$115,094	7.875	347.00	548	75.9
03/05	$81,379	1	0.02	$81,379	8.490	349.00	665	100.0
07/05	$670,986	3	0.13	$223,662	6.818	352.00	658	84.1
08/05	$1,802,877	11	0.35	$163,898	7.664	353.20	576	77.2
09/05	$2,042,597	16	0.40	$127,662	7.338	354.22	623	79.4
10/05	$5,279,106	30	1.03	$175,970	7.223	355.00	630	78.7
11/05	$23,603,134	136	4.60	$173,552	7.389	356.06	611	80.5
12/05	$63,616,055	378	12.40	$168,296	7.273	357.05	625	81.8
01/06	$32,399,092	155	6.31	$209,026	7.187	358.00	613	80.9
02/06	$705,738	2	0.14	$352,869	7.622	359.00	603	80.1
07/06	$238,692	1	0.05	$238,692	7.000	352.00	589	89.0
08/06	$678,567	4	0.13	$169,642	7.471	353.15	599	86.1
09/06	$318,156	2	0.06	$159,078	7.998	354.00	597	88.8
10/06	$3,752,188	20	0.73	$187,609	7.733	355.00	602	83.8
11/06	$11,229,585	67	2.19	$167,606	7.500	356.05	614	83.2
12/06	$96,998,392	564	18.90	$171,983	7.361	357.06	616	82.4
01/07	$253,423,114	1,431	49.39	$177,095	7.417	358.00	601	82.0
02/07	$15,454,216	40	3.01	$386,355	6.963	359.00	622	82.0
	$513,113,298	2,864	100.00	$179,160	7.361	357.49	609	81.9

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Summary of Loans in Statistical Calculation Pool (As of Calculation Date)			Range
Total Number of Loans		15,311	
Total Outstanding Balance		$2,575,007,159	
Average Loan Balance		$168,180	$8,185 to $998,956
WA Mortgage Rate		7.325%	4.000% to 13.975%
Net WAC		6.816%	3.491% to 13.466%
ARM Characteristics			
WA Gross Margin		6.713%	0.250% to 12.250%
WA Months to First Roll		31	4 to 35
WA First Periodic Cap		1.820%	1.000% to 7.000%
WA Subsequent Periodic Cap		1.404%	1.000% to 3.000%
WA Lifetime Cap		14.218%	10.000% to 23.000%
WA Lifetime Floor		7.366%	1.500% to 15.990%
WA Original Term (months)		355	120 to 360
WA Remaining Term (months)		353	111 to 359
WA LTV		79.85%	5.40% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		611	
WA DTI%			
Secured by (% of pool)	1st Liens	99.61%	
	2nd Liens	0.39%	
Prepayment Penalty at Loan Orig (% of all loans)		72.13%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose Codes		Occ Codes		Grades		Orig PP Term	
CA	33.60%	SFR	77.97%	FULL	64.91%	RCO	64.03%	OO	97.71%	PR	51.02%	0	27.87%
FL	7.42%	PUD	12.53%	STATED	34.88%	PUR	28.68%	INV	1.74%	PP	17.28%	6	0.06%
TX	4.70%	CND	4.81%	SIMPLE	0.21%	RNC	7.29%	2H	0.56%	A	9.14%	12	4.98%
NY	4.65%	2T4	2.76%							A-	7.35%	13	0.07%
MA	4.29%	3T4	0.70%							B	8.13%	24	12.43%
										C	5.18%	30	0.03%
										C-	1.52%	33	0.01%
										D	0.38%	36	40.33%
												60	14.22%

Banc One
Capital Markets, Inc.

A BANK ONE Company

Computational Materials For

Countrywide Asset-Backed Certificates, Series 2004-2

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
6MO LIBOR	$469,148	2	0.02	$234,574	6.511	358.00	553	84.0
2/28 LIBOR	$381,559,974	2,252	14.82	$169,432	7.377	357.28	616	81.5
3/27 LIBOR	$1,378,037,712	8,070	53.52	$170,761	7.370	357.97	606	82.0
FIXED 15YR	$57,293,767	515	2.22	$111,250	7.455	177.76	608	69.8
FIXED 10YR	$455,903	8	0.02	$56,988	9.118	115.90	577	70.2
FIXED 20YR - 2ND	$4,169,157	100	0.16	$41,692	11.301	235.88	617	94.8
FIXED 30/15 BALLN	$2,270,766	18	0.09	$126,154	8.288	176.15	570	73.9
FIXED 20YR	$3,275,254	32	0.13	$102,352	7.990	235.98	613	74.9
FIXED 15YR - CC	$2,884,527	30	0.11	$96,151	8.127	178.18	583	74.8
FIXED 15YR - 2ND	$2,032,022	59	0.08	$34,441	11.171	174.96	624	92.1
FIXED 30YR - CC	$51,697,358	246	2.01	$210,152	7.309	358.03	629	73.3
FIXED 30YR	$687,046,850	3,861	26.68	$177,945	7.134	357.66	617	75.9
FIXED 10YR - 2ND	$14,797	1	0.00	$14,797	11.500	117.00	595	88.6
FIXED 30/15 BALLN - 2ND	$3,799,926	117	0.15	$32,478	10.186	175.15	652	95.2
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Description

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$1,760,066,833	10,324	68.35	$170,483	7.371	357.82	608	81.9
Fixed 120	$470,699	9	0.02	$52,300	9.192	115.94	578	70.2
Fixed 180	$68,281,009	739	2.65	$92,396	7.773	177.50	608	72.1
Fixed 240	$7,444,410	132	0.29	$56,397	9.844	235.93	616	86.0
Fixed 360	$738,744,207	4,107	28.69	$179,874	7.147	357.66	618	75.7
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $25,000.00	$1,985,684	102	0.08	$19,467	10.209	192.66	639	90.8
$25,000.01 - $50,000.00	$22,556,125	536	0.88	$42,082	9.525	298.05	599	73.7
$50,000.01 - $75,000.00	$92,185,097	1,452	3.58	$63,488	8.553	336.63	597	76.6
$75,000.01 - $100,000.00	$178,873,402	2,021	6.95	$88,507	7.972	347.20	600	78.6
$100,000.01 - $150,000.00	$477,343,995	3,805	18.54	$125,452	7.677	350.97	605	80.7
$150,000.01 - $200,000.00	$506,996,993	2,916	19.69	$173,867	7.266	353.82	608	80.0
$200,000.01 - $250,000.00	$425,868,715	1,902	16.54	$223,906	7.133	355.08	610	80.0
$250,000.01 - $300,000.00	$307,231,839	1,120	11.93	$274,314	7.012	356.06	617	80.8
$300,000.01 - $350,000.00	$216,571,759	670	8.41	$323,241	6.972	356.03	617	80.7
$350,000.01 - $400,000.00	$139,961,558	372	5.44	$376,241	6.910	356.91	623	80.6
$400,000.01 - $450,000.00	$71,342,629	168	2.77	$424,659	6.945	356.75	623	81.0

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $500,000.00	$65,586,293	137	2.55	$478,732	6.731	357.78	630	79.3
$500,000.01 - $550,000.00	$17,375,980	33	0.67	$526,545	6.761	357.29	631	74.6
$550,000.01 - $600,000.00	$23,344,458	40	0.91	$583,611	6.734	357.07	628	74.4
$600,000.01 - $650,000.00	$6,221,714	10	0.24	$622,171	6.409	357.59	658	73.1
$650,000.01 - $700,000.00	$4,013,613	6	0.16	$668,935	6.710	327.98	627	65.1
$700,000.01 - $750,000.00	$3,605,930	5	0.14	$721,186	6.770	358.00	605	73.4
$750,000.01 - $800,000.00	$3,076,576	4	0.12	$769,144	6.500	357.00	633	67.3
$800,000.01 - $850,000.00	$1,664,185	2	0.06	$832,093	6.500	356.99	640	67.5
$850,000.01 - $900,000.00	$4,356,709	5	0.17	$871,342	6.647	322.20	625	65.4
> $900,000.00	$4,843,905	5	0.19	$968,781	6.368	358.41	643	66.7
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$664,620	3	0.03	$221,540	8.119	358.54	633	91.9
AL	$18,943,422	184	0.74	$102,953	8.337	342.53	603	84.8
AR	$7,870,794	68	0.31	$115,747	8.221	353.77	618	89.5
AZ	$40,294,374	290	1.56	$138,946	7.491	355.98	617	83.8
CA	$865,206,263	3,825	33.60	$226,198	6.808	354.66	620	77.0
CO	$46,684,977	277	1.81	$168,538	7.231	355.44	614	82.9
CT	$41,034,426	228	1.59	$179,976	7.654	351.99	592	79.6
DC	$6,087,196	25	0.24	$243,488	7.515	357.38	594	75.3
DE	$4,734,062	29	0.18	$163,244	7.667	353.10	585	80.8
FL	$191,162,757	1,358	7.42	$140,768	7.546	351.03	609	82.0
GA	$62,857,419	455	2.44	$138,148	8.082	352.66	611	85.2
HI	$30,608,316	125	1.19	$244,867	6.851	354.51	637	79.6
IA	$4,983,147	49	0.19	$101,697	8.367	342.00	605	84.6
ID	$8,970,665	78	0.35	$115,009	7.407	356.48	609	82.2
IL	$78,691,060	496	3.06	$158,651	7.494	353.23	605	80.3
IN	$17,821,905	170	0.69	$104,835	7.847	346.59	605	84.4
KS	$14,883,627	114	0.58	$130,558	8.136	351.98	611	86.0
KY	$11,447,979	115	0.44	$99,548	7.830	352.20	601	83.3
LA	$20,582,238	203	0.80	$101,390	8.066	348.02	595	82.4
MA	$110,546,715	521	4.29	$212,182	7.114	354.08	595	74.6
MD	$52,017,599	285	2.02	$182,518	7.660	349.25	603	82.0
ME	$7,340,204	50	0.29	$146,804	7.350	356.96	600	80.0
MI	$85,373,625	699	3.32	$122,137	7.869	350.41	603	81.6
MN	$40,444,538	235	1.57	$172,104	7.540	355.93	613	81.9
MO	$43,728,210	398	1.70	$109,870	7.974	353.13	613	84.0
MS	$10,378,420	96	0.40	$108,109	7.827	346.09	605	85.7
MT	$2,718,184	22	0.11	$123,553	7.773	353.61	593	80.3

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NC	$27,464,061	213	1.07	$128,939	7.899	351.71	604	86.2
ND	$1,162,655	12	0.05	$96,888	8.483	352.26	603	89.0
NE	$1,640,158	19	0.06	$86,324	8.164	348.89	604	84.2
NH	$24,441,112	148	0.95	$165,143	7.306	352.73	609	79.9
NJ	$84,909,509	443	3.30	$191,669	7.663	352.42	591	75.2
NM	$6,520,626	47	0.25	$138,737	7.709	346.21	607	83.8
NV	$49,456,164	290	1.92	$170,538	7.251	354.09	621	84.1
NY	$119,792,877	526	4.66	$227,743	7.198	353.02	597	75.0
OH	$31,182,454	263	1.21	$118,564	7.728	353.43	604	85.4
OK	$13,883,093	128	0.54	$108,462	7.936	348.35	614	84.1
OR	$28,268,034	183	1.10	$154,470	7.136	351.49	621	82.7
PA	$35,098,492	282	1.36	$124,463	7.859	345.20	597	80.3
RI	$8,567,274	53	0.33	$161,647	7.384	356.77	603	74.8
SC	$12,141,325	112	0.47	$108,405	8.187	351.12	592	83.4
SD	$1,519,056	14	0.06	$108,504	7.497	356.67	593	84.4
TN	$32,220,582	270	1.25	$119,335	7.902	344.14	616	88.8
TX	$120,905,592	929	4.70	$130,146	7.866	345.62	611	83.4
UT	$17,910,769	128	0.70	$139,928	7.202	353.52	630	82.4
VA	$60,487,750	358	2.35	$168,960	7.451	352.61	607	82.1
VT	$1,145,377	6	0.04	$190,896	7.776	358.00	584	67.9
WA	$48,478,778	300	1.88	$161,596	7.243	353.54	621	83.0
WI	$17,169,940	140	0.67	$122,642	8.172	351.80	606	82.1
WV	$2,530,186	27	0.10	$93,711	8.451	328.48	594	84.5
WY	$2,034,572	22	0.08	$92,481	7.774	356.76	604	80.4
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Loan-to-Value Ratios								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$78,183,150	589	3.04	$132,739	7.125	340.97	596	41.7
50.01 - 55.00	$45,054,830	293	1.75	$153,771	7.086	344.45	591	52.9
55.01 - 60.00	$70,469,030	443	2.74	$159,117	7.090	347.25	598	58.0
60.01 - 65.00	$110,081,889	647	4.28	$170,142	7.131	347.14	589	63.0
65.01 - 70.00	$200,483,297	1,174	7.79	$170,769	7.181	349.78	587	68.5
70.01 - 75.00	$261,975,905	1,523	10.17	$172,013	7.247	351.76	587	73.8
75.01 - 80.00	$756,644,586	4,429	29.38	$170,839	7.025	354.56	622	79.5
80.01 - 85.00	$297,259,622	1,690	11.54	$175,893	7.364	353.46	603	84.2
85.01 - 90.00	$383,053,369	2,105	14.88	$181,973	7.426	355.21	620	89.4
90.01 - 95.00	$123,823,277	699	4.81	$177,143	7.799	354.35	624	94.5
95.01 - 100.00	$247,958,303	1,719	9.63	$144,246	8.258	352.99	634	99.8
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 4.000	$347,345	2	0.01	$173,672	4.000	358.00	619	72.8
4.001 - 4.500	$149,604	1	0.01	$149,604	4.500	358.00	766	77.7
4.501 - 5.000	$5,851,923	23	0.23	$254,431	4.908	358.05	679	73.1
5.001 - 5.500	$38,611,665	150	1.50	$257,411	5.424	353.91	662	73.5
5.501 - 6.000	$183,328,438	769	7.12	$238,398	5.871	355.05	646	74.8
6.001 - 6.500	$429,240,411	1,961	16.67	$218,889	6.359	354.43	629	76.8
6.501 - 7.000	$578,744,970	2,988	22.48	$193,690	6.832	353.27	613	78.2
7.001 - 7.500	$429,157,010	2,505	16.67	$171,320	7.341	353.01	609	80.0
7.501 - 8.000	$378,310,176	2,437	14.69	$155,236	7.818	352.19	600	81.8
8.001 - 8.500	$204,061,244	1,482	7.92	$137,693	8.328	352.59	593	83.9
8.501 - 9.000	$167,734,593	1,294	6.51	$129,625	8.807	352.29	587	85.2
9.001 - 9.500	$69,617,140	588	2.70	$118,396	9.311	351.27	584	86.6
9.501 - 10.000	$46,648,160	456	1.81	$102,299	9.795	347.38	577	85.5
10.001 - 10.500	$16,710,009	202	0.65	$82,723	10.321	343.60	576	83.4
10.501 - 11.000	$14,579,228	235	0.57	$62,039	10.823	305.24	585	86.7
11.001 - 11.500	$5,695,293	91	0.22	$62,586	11.293	319.81	574	80.3
11.501 - 12.000	$3,343,912	63	0.13	$53,078	11.811	328.93	571	80.2
12.001 - 12.500	$1,574,256	34	0.06	$46,302	12.315	297.21	593	84.8
12.501 - 13.000	$907,228	21	0.04	$43,201	12.828	270.37	606	90.3
13.001 - 13.500	$251,580	5	0.01	$50,316	13.368	220.66	608	91.1
13.501 - 14.000	$142,977	4	0.01	$35,744	13.716	192.55	599	90.2
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$2,007,844,257	12,211	77.97	$164,429	7.333	352.36	609	79.8
PUD	$322,525,415	1,627	12.53	$198,233	7.260	354.24	618	83.1
CND	$123,749,608	802	4.81	$154,301	7.235	353.56	621	79.8
2T4	$71,031,410	358	2.76	$198,412	7.365	351.75	607	72.8
3T4	$17,978,183	82	0.70	$219,246	7.199	349.54	621	73.0
MNF	$14,041,160	151	0.56	$92,988	8.202	342.65	617	75.0
4T4	$11,790,717	46	0.46	$256,320	7.429	357.83	617	67.2
CNDP	$6,046,408	34	0.23	$177,836	7.495	358.24	607	78.2
	$2,575,007,159	15,311	100.00	$168,188	7.325	352.60	611	79.9

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$1,648,902,009	9,639	64.03	$171,066	7.278	351.37	599	76.7

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PUR	$738,504,999	4,501	28.68	$164,076	7.440	355.82	638	86.7
RNC	$187,600,151	1,171	7.29	$160,205	7.279	350.82	611	80.4
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$2,515,932,526	14,884	97.71	$169,036	7.316	352.72	611	80.0
INV	$44,737,779	345	1.74	$129,675	7.718	348.37	621	72.2
2H	$14,336,854	82	0.56	$174,840	7.606	345.45	609	71.3
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1 - 120	$470,699	9	0.02	$52,300	9.192	115.94	578	70.2
121 - 180	$68,281,009	739	2.65	$92,396	7.773	177.50	608	72.1
181 - 300	$7,501,271	133	0.29	$56,401	9.819	236.31	616	85.6
301 - 360	$2,498,754,180	14,430	97.04	$173,164	7.305	357.78	611	80.0
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Collateral Grouped by Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FULL	$1,671,421,691	10,469	64.91	$159,654	7.365	352.01	601	80.7
STATED INCOME	$898,096,862	4,814	34.88	$186,559	7.252	353.69	629	78.3
SIMPLE	$5,488,605	28	0.21	$196,022	6.963	356.34	619	72.9
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Unknown	$554,929	4	0.02	$138,732	8.394	358.12		70.1
801 - 820	$529,774	3	0.02	$176,591	6.425	357.24	807	95.7
781 - 800	$7,612,461	33	0.30	$230,681	6.388	356.79	789	73.9
761 - 780	$14,169,112	73	0.55	$194,097	6.453	352.96	768	76.2

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Collateral Grouped by FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
741 - 760	$20,534,681	117	0.80	$175,510	6.669	348.37	750	81.8
721 - 740	$33,507,458	177	1.30	$189,308	6.647	352.80	730	80.7
701 - 720	$57,986,631	320	2.25	$181,208	6.809	353.71	709	82.2
681 - 700	$113,052,378	618	4.39	$182,933	6.812	352.52	689	82.2
661 - 680	$206,959,818	1,109	8.04	$186,618	6.886	353.65	670	82.9
641 - 660	$302,242,401	1,686	11.74	$179,266	7.046	353.10	650	81.8
621 - 640	$317,018,841	1,822	12.31	$173,995	7.205	353.52	630	83.0
601 - 620	$370,951,312	2,140	14.41	$173,342	7.306	352.12	610	81.6
581 - 600	$369,735,722	2,290	14.36	$161,457	7.555	351.10	590	81.6
561 - 580	$281,413,296	1,724	10.93	$163,233	7.467	352.86	571	78.1
541 - 560	$225,091,059	1,456	8.74	$154,596	7.632	352.50	551	74.5
521 - 540	$151,833,143	1,032	5.90	$147,125	7.879	351.50	531	71.4
501 - 520	$96,133,206	664	3.73	$144,779	8.135	354.76	511	71.1
<= 500	$5,680,937	43	0.22	$132,115	8.500	357.88	496	71.2
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
PR	$1,313,726,238	7,589	51.02	$173,109	7.270	352.91	623	82.1
PP	$444,880,259	2,597	17.28	$171,305	7.197	353.65	620	81.0
A	$235,324,752	1,344	9.14	$175,093	7.187	351.86	636	81.8
A-	$189,250,564	1,132	7.35	$167,182	7.398	350.85	579	76.8
B	$209,435,613	1,387	8.13	$150,999	7.522	351.19	572	73.7
C	$133,489,364	901	5.18	$148,157	7.774	353.23	554	70.0
C-	$39,036,780	284	1.52	$137,453	8.152	349.27	536	68.5
D	$9,863,589	77	0.38	$128,099	8.783	350.61	542	61.4
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$717,693,174	4,568	27.87	$157,113	7.637	350.94	602	79.4
6	$1,532,083	13	0.06	$117,853	8.314	357.04	618	92.6
12	$128,114,746	609	4.98	$210,369	7.198	353.29	612	76.5
13	$1,889,364	7	0.07	$269,909	6.833	357.55	632	81.3
24	$320,013,606	1,771	12.43	$180,697	7.225	355.97	617	80.6
30	$883,396	5	0.03	$176,679	7.212	356.38	713	98.6
33	$162,601	1	0.01	$162,601	8.500	356.00	504	70.0
36	$1,038,498,767	6,213	40.33	$167,149	7.247	355.06	613	81.8

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
60	$366,219,422	2,124	14.22	$172,420	7.062	345.65	618	75.7
	$2,575,007,159	15,311	100.00	$168,180	7.325	352.60	611	79.9

Range of Months to Roll (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0 - 6	4	$469,148	2	0.03	$234,574	6.511	358.00	553	84.0
7 - 12	11	$678,027	4	0.04	$169,507	6.294	346.69	577	81.3
13 - 18	17	$9,519,787	65	0.54	$146,458	7.451	353.25	605	80.7
19 - 24	21	$371,362,160	2,183	21.10	$170,116	7.373	357.40	616	81.6
25 - 31	30	$19,387,455	121	1.10	$160,227	7.739	354.35	590	78.5
32 - 37	34	$1,358,650,257	7,949	77.19	$170,921	7.364	358.02	606	82.0
		$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Range of Margin (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 1.000	$518,167	3	0.03	$172,722	8.203	358.00	623	85.4
1.001 - 2.000	$436,937	3	0.02	$145,646	8.289	356.61	572	79.3
2.001 - 3.000	$691,503	3	0.04	$230,501	6.571	357.16	686	80.0
3.001 - 4.000	$5,304,144	23	0.30	$230,615	5.209	358.05	674	73.2
4.001 - 5.000	$98,307,517	440	5.59	$223,426	5.886	357.85	641	76.7
5.001 - 6.000	$448,555,035	2,312	25.49	$194,012	6.691	357.88	622	78.3
6.001 - 7.000	$570,990,899	3,286	32.44	$173,765	7.309	357.85	608	81.8
7.001 - 8.000	$443,176,177	2,788	25.18	$158,958	7.897	357.82	596	85.2
8.001 - 9.000	$147,489,169	1,068	8.38	$138,098	8.521	357.58	590	85.9
9.001 - 10.000	$36,930,490	318	2.10	$116,134	9.289	357.61	570	84.9
10.001 - 11.000	$6,759,908	67	0.38	$100,894	10.395	357.64	570	84.0
11.001 - 12.000	$844,930	12	0.05	$70,411	11.113	357.99	548	79.2
12.001 - 13.000	$61,958	1	0.00	$61,958	8.000	359.00	529	55.4
6.713	$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Range of Maximum Rates (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 10.000	$122,025	1	0.01	$122,025	5.000	358.00	634	80.0
10.001 - 10.500	$519,253	2	0.03	$259,627	5.421	357.63	679	75.0
10.501 - 11.000	$3,294,965	17	0.19	$193,821	5.420	357.68	657	79.4

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Range of Maximum Rates (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.001 - 11.500	$4,930,709	24	0.28	$205,446	5.743	357.54	650	75.3
11.501 - 12.000	$23,971,839	106	1.36	$226,149	5.849	357.42	649	76.6
12.001 - 12.500	$49,704,066	236	2.82	$210,610	5.944	357.39	645	77.6
12.501 - 13.000	$151,334,715	714	8.60	$211,953	6.183	357.64	637	78.9
13.001 - 13.500	$292,166,384	1,419	16.60	$205,896	6.522	357.81	620	79.9
13.501 - 14.000	$356,220,184	1,887	20.24	$188,776	6.952	357.84	610	80.6
14.001 - 14.500	$275,158,856	1,602	15.63	$171,760	7.417	357.87	606	81.8
14.501 - 15.000	$249,637,270	1,566	14.18	$159,411	7.899	357.89	598	83.7
15.001 - 15.500	$139,696,254	987	7.94	$141,536	8.395	357.90	590	85.6
15.501 - 16.000	$115,724,727	857	6.58	$135,035	8.875	357.87	583	86.0
16.001 - 16.500	$47,233,437	383	2.68	$123,325	9.358	357.98	582	87.5
16.501 - 17.000	$27,716,024	253	1.57	$109,550	9.854	357.84	576	87.1
17.001 - 17.500	$10,685,114	115	0.61	$92,914	10.265	357.93	574	85.0
17.501 - 18.000	$5,594,141	64	0.32	$87,408	10.786	357.88	569	83.8
18.001 - 18.500	$3,230,566	47	0.18	$68,735	11.313	357.75	562	80.0
18.501 - 19.000	$2,142,354	32	0.12	$66,949	11.775	357.79	563	81.7
19.001 - 19.500	$406,505	7	0.02	$58,072	12.198	357.74	589	83.4
> 19.500	$577,445	5	0.03	$115,489	10.133	358.27	572	87.4
14.218	$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Next Interest Adjustment Date (Excludes 4987 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
07/04	$469,148	2	0.03	$234,574	6.511	358.00	553	84.0
01/05	$280,119	1	0.02	$280,119	7.875	346.00	625	95.0
02/05	$397,907	3	0.02	$132,636	8.588	347.00	544	71.6
03/05	$81,379	1	0.00	$81,379	8.490	349.00	665	100.0
05/05	$147,386	1	0.01	$147,386	7.500	350.00	615	90.0
06/05	$330,017	3	0.02	$110,006	8.269	351.23	601	83.2
07/05	$1,177,049	6	0.07	$196,175	7.522	352.11	633	81.1
08/05	$3,458,308	21	0.20	$164,681	7.411	353.12	581	77.7
09/05	$5,375,911	42	0.31	$127,998	7.545	354.20	611	81.2
10/05	$14,359,800	82	0.82	$175,120	7.310	355.07	624	80.8
11/05	$40,620,478	240	2.31	$169,252	7.408	356.08	612	81.0
12/05	$139,581,616	858	7.93	$162,683	7.403	357.11	620	82.0
01/06	$155,300,209	868	8.82	$178,917	7.337	358.04	614	81.6
02/06	$20,449,815	126	1.16	$162,300	7.373	359.00	611	79.6
05/06	$138,407	2	0.01	$69,203	7.346	350.25	592	76.6
07/06	$1,892,877	14	0.11	$135,206	8.516	352.37	576	84.9
08/06	$2,301,693	16	0.13	$143,856	8.013	353.08	580	82.4
09/06	$2,847,954	19	0.16	$149,892	7.991	354.10	599	81.6
10/06								

Aggregate

ARM and Fixed $2,575,007,159

Detailed Report

Next Interest Adjustment Date (Excludes [illegible] Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$12,649,424	74	0.72	$170,938	7.577	355.04	593	76.5
11/06	$27,863,012	175	1.58	$159,217	7.521	356.09	601	81.6
12/06	$209,014,446	1,204	11.88	$173,600	7.335	357.06	615	82.4
01/07	$847,121,290	4,953	48.13	$171,032	7.375	358.01	604	81.8
02/07	$274,208,609	1,613	15.58	$169,999	7.335	359.00	606	82.6
	$1,760,066,833	10,324	100.00	$170,483	7.371	357.82	608	81.9

Exhibit 99.7

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

NY1 5519868v1

Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	7.864	7.864
2	6.816	7.763
3	6.596	7.765
4	6.815	7.761
5	6.595	7.763
6	6.595	7.761
7	6.815	7.756
8	6.595	7.757
9	6.815	7.752
10	6.595	7.752
11	6.587	7.750
12	7.292	7.736
13	6.586	8.744
14	6.805	8.737
15	6.585	8.738
16	6.804	8.731
17	6.585	8.731
18	6.584	8.728
19	6.803	8.720
20	6.586	8.721
21	6.809	8.713
22	6.631	8.712
23	6.646	8.699
24	7.352	8.671
25	6.635	9.476
26	6.853	9.458
27	6.631	9.460
28	6.850	9.490
29	6.628	9.508
30	6.627	9.501
31	6.847	9.489
32	6.625	9.488
33	6.844	9.477
34	6.630	9.522
35	6.804	9.531
36	7.530	9.507
37	6.799	11.262
38	7.022	11.363
39	6.793	11.366
40	7.017	11.415
41	6.788	11.441
42	6.786	11.440
43	7.009	11.440
44	6.780	11.487
45	7.004	11.487

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.775	11.495
47	6.760	11.700
48	7.224	11.714
49	6.755	11.695
50	6.977	11.700
51	6.749	11.689
52	6.972	11.692
53	6.744	12.117
54	6.741	12.112
55	6.963	12.124
56	6.736	12.090
57	6.958	12.099
58	6.731	12.061
59	6.728	12.291
60	7.446	12.365
61	6.722	12.262
62	6.944	12.274
63	6.717	12.332
64	6.938	12.333
65	6.712	12.234
66	6.709	12.219
67	6.930	12.225
68	6.704	12.188
69	6.924	12.192
70	6.698	12.148
71	6.696	12.084
72	7.410	12.174
73	6.690	12.102
74	6.911	12.101
75	6.685	12.068
76	6.905	12.059
77	6.680	11.988
78	6.677	11.971

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.100%, 6-Month LIBOR stays at 1.154%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Exhibit 99.8

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	2,498,375,000	7.60000	7.60000	46	627,847,487	8.11484	11.20000
2	2,477,845,804	6.65256	7.60000	47	609,696,798	8.45166	11.20000
3	2,452,176,131	6.43065	7.60000	48	592,129,090	9.03553	11.20000
4	2,421,390,970	6.65431	7.60000	49	575,092,410	8.42084	11.20000
5	2,385,545,731	6.43291	7.60000	50	558,569,928	8.69412	11.20000
6	2,344,727,464	6.43427	7.60000	51	542,545,393	8.39070	11.20000
7	2,299,065,507	6.65874	7.60000	52	527,003,095	8.67731	11.20000
8	2,248,731,367	6.43777	7.60000	53	511,928,322	8.45546	11.20000
9	2,193,985,848	6.66297	7.60000	54	497,327,441	8.43899	11.20000
10	2,136,628,825	6.44214	7.60000	55	482,902,056	8.71638	11.20000
11	2,077,390,271	6.43703	7.60000	56	468,808,506	8.41754	11.20000
12	2,019,785,648	7.15620	7.60000	57	455,135,195	8.69702	11.20000
13	1,963,775,512	6.44207	8.60000	58	441,868,982	8.41018	11.20000
14	1,909,315,172	6.66791	8.60000	59	428,997,360	8.46910	11.20000
15	1,856,361,172	6.44752	8.60000	60	416,517,393	9.39261	11.20000
16	1,804,871,289	6.67372	8.60000	61	404,407,000	8.44995	11.20000
17	1,754,804,495	6.45349	8.60000	62	392,654,681	8.73061	11.20000
18	1,706,117,747	6.45660	8.60000	63	381,249,323	8.43235	11.30000
19	1,658,775,919	6.68339	8.60000	64	370,180,174	8.72277	11.30000
20	1,612,502,076	6.46878	8.60000	65	359,436,829	8.48346	11.30000
21	1,567,062,661	6.70604	8.60000	66	349,009,217	8.47484	11.30000
22	1,513,427,406	6.66221	8.60000	67	338,887,591	8.75698	11.30000
23	1,404,985,022	6.77614	8.60000	68	329,062,521	8.45850	11.30000
24	1,306,202,724	7.52806	8.60000	69	319,524,878	8.74107	11.30000
25	1,216,344,983	6.77543	9.40000	70	310,265,826	8.45136	11.30000
26	1,140,061,837	7.02027	9.40000	71	301,276,816	8.49175	11.30000
27	1,104,862,189	6.79185	9.40000	72	292,549,571	9.42037	11.35000
28	1,070,811,586	7.06787	9.40000	73	284,076,077	8.47759	11.35000
29	1,037,839,873	6.87898	9.40000	74	275,848,580	8.76184	11.35000
30	1,005,909,877	6.88261	9.40000	75	267,859,571	8.46518	11.35000
31	974,980,143	7.12431	9.40000	76	260,101,782	8.75622	11.35000
32	945,018,016	6.89120	9.40000	77	252,568,177	8.49893	11.35000
33	915,992,091	7.13580	9.40000	78	245,251,944	8.49352	11.35000
34	887,872,096	6.95274	9.40000				
35	860,637,122	7.65297	9.40000				
36	834,341,695	8.50096	9.40000				
37	808,859,471	7.65479	11.15000				
38	795,394,388	7.80461	11.15000				
39	772,058,983	7.53785	11.15000				
40	749,442,336	7.82597	11.15000				
41	727,526,104	8.15136	11.15000				
42	706,335,812	8.13942	11.15000				
43	685,793,192	8.40597	11.15000				
44	665,877,483	8.11460	11.20000				
45	646,568,683	8.38139	11.20000				

Exhibit 99.9

COMPUTATIONAL MATERIALS
PREPARED BY BANC ONE CAPITAL MARKETS, INC.

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2004-2

ABS New Transaction

Computational Materials

$2,498,375,000
(Approximate)

CWABS, Inc.

Depositor

ASSET-BACKED CERTIFICATES,
SERIES 2004-2

Countrywide
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Banc One Capital Markets, Inc. ("Banc One Capital Markets") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Banc One Capital Markets, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Banc One Capital Markets believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Banc One Capital Markets account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: March 10, 2004*

$2,498,375,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-2

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	973,840,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
2-A	465,535,000	*Not Offered Herein*		AAA/Aaa		Floating Rate Senior
3-A-1	285,678,000	0.92 / 0.92	1-20 / 1-20	AAA/Aaa	Apr 2023	Floating Rate Senior
3-A-2	200,000,000	2.75 / 2.75	20-71 / 20-71	AAA/Aaa	Dec 2032	Floating Rate Senior
3-A-3	43,246,000	6.44 / 8.86	71-78 / 71-189	AAA/Aaa	Jul 2034	Floating Rate Senior
3-A-4	112,626,000	3.41 / 3.84	20-78 / 20-189	AAA/Aaa	Jul 2034	Floating Rate Senior
M-1	151,800,000	4.63 / 5.13	42-78 / 42-150	AA+/Aa2	May 2034	Floating Rate Mezzanine
M-2	50,600,000	4.51 / 4.98	41-78 / 41-135	AA/Aa3	Apr 2034	Floating Rate Mezzanine
M-3	44,275,000	4.47 / 4.91	40-78 / 40-128	AA/A1	Apr 2034	Floating Rate Mezzanine
M-4	31,625,000	4.45 / 4.84	39-78 / 39-120	AA-/A2	Mar 2034	Floating Rate Mezzanine
M-5	44,275,000	4.43 / 4.77	38-78 / 38-114	A/A3	Feb 2034	Floating Rate Mezzanine
M-6	37,950,000	4.40 / 4.64	38-78 / 38-103	A-/Baa1	Dec 2033	Floating Rate Mezzanine
M-7	31,625,000	4.38 / 4.45	37-78 / 37-90	BBB+/Baa2	Sep 2033	Floating Rate Mezzanine
B	25,300,000	4.09 / 4.09	37-74 / 37-74	BBB-/Baa3	Feb 2033	Floating Rate Mezzanine
Total:	**$2,498,375,000**					

(1) *The Class 1-A Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, the Class 2-A Certificates (which are not offered herein) are backed primarily by the cashflows from the Group 2 Mortgage Loans and the Class 3-A-1, Class 3-A-2, Class 3-A-3 and Class 3-A-4 Certificates (the "**Class 3-A Certificates**") are backed primarily by the cashflows from the Group 3 Mortgage Loans. Together, the Class 1-A Certificates, Class 2-A Certificates and Class 3-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard and Poor's, Linda Wu, 212-438-1567; Moody's, Tamara Zaliznyak, 212-553-7761.*

Trust:	Asset-Backed Certificates, Series 2004-2.
Depositor:	CWABS, Inc.
Seller:	Countrywide Home Loans, Inc (***"Countrywide"***).
Master Servicer:	Countrywide Home Loans Servicing LP.
Underwriters:	Countrywide Securities Corporation (Lead Manager), Bear, Stearns & Co. Inc. and Banc One Capital Markets, Inc. (Co-Managers).
Trustee/Custodian:	The Bank of New York, a New York banking corporation.
Offered Certificates:	The Senior Certificates (including the Class 1-A and Class 2-A Certificates, which are not being offered herein) and the Subordinate Certificates are together referred to herein as the "***Offered Certificates***" and are expected to be offered as described in the final prospectus supplement.

Non-Offered Certificates:	The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"
Federal Tax Status:	It is anticipated that the Senior Certificates and the Subordinate Certificates will represent ownership of REMIC regular interests for tax purposes.
Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	March 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of March 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	March [12], 2004.
Expected Closing Date:	March 30, 2004.
Expected Settlement Date:	March 30, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in April 2004.
Accrued Interest:	The price to be paid by investors for the Senior Certificates and the Subordinate Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	The "***Interest Accrual Period***" for each Distribution Date with respect to the Senior Certificates and the Subordinate Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Senior Certificates and the Subordinate Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Certificates will not constitute "mortgage related securities" for the purposes of SMMEA.
Optional Termination:	The "***Clean-up Call***", subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Senior Certificates and the Subordinate Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month ten, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 until month 27 and decreasing and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "Mortgage Pool"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $2,575,007,159 of which: (i) approximately $833,464,705 were conforming balance adjustable rate mortgage loans and approximately $371,927,320 were conforming balance fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***"), (ii) approximately $413,488,830 were adjustable rate mortgage loans and approximately $162,403,610 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***") and (iii) approximately $513,113,298 were adjustable rate mortgage loans and approximately $280,609,395 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 3 Mortgage Loans***" and, together with the Group 1 and Group 2 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: The "***Pass-Through Rate***" for each class of Senior Certificates and Subordinate Certificates will be equal to the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the related Net Rate Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap:

The "*Net Rate Cap*" is generally equal to the following:

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
3-A	The weighted average Adjusted Net Mortgage Rate of the Group 3 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
Subordinate Certificates	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover:

For any Class of Senior Certificates and Subordinate Certificates and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the applicable Pass-Through Rate had not been limited by the Net Rate Cap over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contract and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contract:

The Trust will include one Corridor Contract for the benefit of the Offered Certificates (the "***Corridor Contract***"). After the Closing Date, the notional amount of the Corridor Contract will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto) that is generally estimated to decline in relation to the amortization of the Offered Certificates. With respect to each Distribution Date, payments received on the Corridor Contract will be available to pay the holders of the Offered Certificates the related Net Rate Carryover, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contract on a Distribution Date that are not used to pay the Net Rate Carryover on the Offered Certificates on such Distribution Date will be distributed to the holder of the Class C Certificate(s) and will not be available for payments of Net Rate Carryover on the Offered Certificates on future Distribution Dates.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Senior Certificates and the Subordinate Certificates, as the case may be:

1) Subordination
2) Overcollateralization
3) Excess Cashflow

Class	S&P/Moody's	Initial Subordination (1)	Target Subordination at Stepdown (1)
Senior Certificates	AAA/Aaa	17.75%	35.50%
M-1	AA+/Aa2	11.75%	23.50%
M-2	AA/Aa3	9.75%	19.50%
M-3	AA/A1	8.00%	16.00%
M-4	AA-/A2	6.75%	13.50%
M-5	A/A3	5.00%	10.00%
M-6	A-/Baa1	3.50%	7.00%
M-7	BBB+/Baa2	2.25%	4.50%
B	BBB-/Baa3	1.25%	2.50%

(1) Initial Overcollateralization at closing is 1.25%. Does not include any credit for Excess Interest.

Subordination:

The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, they will rank in priority from highest to lowest in the following order: Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, with each subsequent Class providing credit support for the prior Class or Classes, if any.

Overcollateralization:

On the Closing Date, the principal balance of the Mortgage Loans will exceed the principal balance of the Certificates, resulting in Overcollateralization equal to the Initial Overcollateralization Target (as defined below). Any realized losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization. In the event that the Overcollateralization is so reduced, Excess Cashflow will be directed to pay principal on the Certificates, resulting in the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches the Overcollateralization Target. Upon this event, the acceleration feature will cease, unless the amount of Overcollateralization is reduced by realized losses.

Overcollateralization Target:

Prior to the Stepdown Date, the Initial Overcollateralization Target will be equal to 1.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Initial Overcollateralization Target"***). The Initial Overcollateralization Target will be met on the Closing Date.

On or after the Stepdown Date, the Overcollateralization Target will be equal to 2.50% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor of 0.50% (the "***O/C Floor***") of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event (as described herein) is in effect on the related Distribution Date, the Overcollateralization Target will be equal to the Overcollateralization Target on the Distribution Date immediately preceding the Distribution Date on which such Trigger Event is in effect.

Excess Cashflow:

"Excess Cashflow" for any Distribution Date will be equal to the available funds remaining after interest and principal distributions as described under Clauses 1) and 2) of "Certificates Priority of Distributions."

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a) 2.30 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
37 – 48	3.00% with respect to April 2007, plus an additional 1/12th of 1.50% for each month thereafter
49 – 60	4.50% with respect to April 2008, plus an additional 1/12th of 1.25% for each month thereafter
61 – 72	5.75% with respect to April 2009, plus an additional 1/12th of 0.75% for each month thereafter
73+	6.25%

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in April 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 64.50% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or Overcollateralization will be allocated to each class of Subordinate Certificates, in the following order: to the Class B, Class M-7, Class M-6, Class M-5, Class M-4, Class M-3, Class M-2 and Class M-1 Certificates, in that order, in each case until the respective certificate principal balance of such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) from interest funds related to the Group 1, Group 2 and Group 3 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates, (ii) the Class 2-A Certificates and (iii) the Class 3-A Certificates, then (b) from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;

2) Principal funds, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates, from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates and from principal funds related to the Group 3 Mortgage Loans sequentially to (i) the Class 3-A-1 Certificates, then (ii) *pro rata*, to (x) the Class 3-A-2 and Class 3-A-3 Certificates, sequentially and (y) the Class 3-A-4 Certificates, then (b) from principal funds related to all of the

Mortgage Loans sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates, each as described more fully under "Principal Paydown" below;

3) Any Excess Cashflow to the Senior Certificates and/or the Subordinate Certificates (as applicable) to restore Overcollateralization as described under "Overcollateralization Target" and "Principal Paydown," respectively;

4) Any remaining Excess Cashflow to pay (a) any unpaid interest, then (b) to pay any unpaid realized loss amounts sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates;

5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contract (as described above); and

6) To the Class C Certificates, any remaining amount.

Proceeds from Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contract) shall generally be distributed to the Offered Certificates on a pro rata basis, first based on the certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, (a) from principal collections related to the Group 1 Mortgage Loans, to the Class 1-A Certificates, (b) from principal collections related to the Group 2 Mortgage Loans, to the Class 2-A Certificates and (c) from principal collections related to the Group 3 Mortgage Loans, sequentially to (i) the Class 3-A-1 Certificates, then (ii) *pro rata*, to (x) the Class 3-A-2 and Class 3-A-3 Certificates, sequentially and (y) the Class 3-A-4 Certificates, in each case, such that the Senior Certificates in the aggregate will have 35.50% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 23.50% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 19.50% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 16.00% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 13.50% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 10.00% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have 7.00% Subordination, (viii) eighth, to the Class M-7 Certificates, such that the Class M-7 Certificates will have 4.50% Subordination and (ix) ninth, to the Class B Certificates such that the Class B Certificates will have 2.50% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

[Discount Margin Tables, Corridor Contract Schedule, Available Funds Schedules and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 3-A-1 (To Call)

Margin	0.090%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	11.25	1.09	0.92	0.80	0.67
MDUR (yr)	10.48	1.09	0.93	0.80	0.68
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Oct22	Feb06	Nov05	Aug05	May05

Class 3-A-1 (To Maturity)

Margin	0.090%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	9	9	9	9	9
WAL (yr)	11.25	1.09	0.92	0.80	0.67
MDUR (yr)	10.48	1.09	0.93	0.80	0.68
First Prin Pay	Apr04	Apr04	Apr04	Apr04	Apr04
Last Prin Pay	Oct22	Feb06	Nov05	Aug05	May05

Class 3-A-2 (To Call)

Margin	0.200%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	23.50	3.63	2.75	2.04	1.75
MDUR (yr)	20.34	3.56	2.72	2.03	1.75
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06

Class 3-A-2 (To Maturity)

Margin	0.200%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	20	20	20	20	20
WAL (yr)	23.50	3.63	2.75	2.04	1.75
MDUR (yr)	20.34	3.56	2.72	2.03	1.75
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06

(1) See definition of Pricing Prepayment Speed above.

Class 3-A-3 (To Call)

Margin 0.370%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	37	37	37	37	37
WAL (yr)	28.54	8.19	6.44	5.05	2.73
MDUR (yr)	23.43	7.77	6.19	4.90	2.70
First Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06
Last Prin Pay	Oct32	Jun12	Sep10	May09	Mar07

Class 3-A-3 (To Maturity)

Margin 0.370%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	38	46	46	47	37
WAL (yr)	29.05	11.17	8.86	7.13	2.73
MDUR (yr)	23.77	10.30	8.32	6.78	2.70
First Prin Pay	Jun32	Oct11	Feb10	Mar07	Aug06
Last Prin Pay	Jan34	Jul23	Dec19	Apr17	Mar07

Class 3-A-4 (To Call)

Margin 0.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	25	25	25	25
WAL (yr)	24.40	4.44	3.41	2.57	1.93
MDUR (yr)	20.86	4.31	3.34	2.54	1.92
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Oct32	Jun12	Sep10	May09	Mar07

Class 3-A-4 (To Maturity)

Margin 0.250%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	25	27	28	28	25
WAL (yr)	24.49	4.97	3.84	2.94	1.93
MDUR (yr)	20.93	4.77	3.73	2.88	1.92
First Prin Pay	Oct22	Feb06	Nov05	Aug05	May05
Last Prin Pay	Jan34	Jul23	Dec19	Apr17	Mar07

Class M-1 (To Call)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	26.05	5.42	4.63	4.59	4.06
MDUR (yr)	21.38	5.20	4.49	4.45	3.96
First Prin Pay	Nov25	Jun07	Sep07	Feb08	Mar07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-1 (To Maturity)

Margin 0.500%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	52	52	52	59
WAL (yr)	26.18	6.04	5.13	5.01	6.29
MDUR (yr)	21.46	5.73	4.93	4.84	6.00
First Prin Pay	Nov25	Jun07	Sep07	Feb08	Mar07
Last Prin Pay	Nov33	Sep19	Sep16	Jun14	Jul14

Class M-2 (To Call)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	65	65	65	65
WAL (yr)	26.05	5.40	4.51	4.17	4.07
MDUR (yr)	20.97	5.15	4.35	4.05	3.95
First Prin Pay	Nov25	May07	Aug07	Dec07	Apr08
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-2 (To Maturity)

Margin 0.650%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	65	68	68	68	68
WAL (yr)	26.17	5.97	4.98	4.57	4.56
MDUR (yr)	21.05	5.64	4.76	4.40	4.41
First Prin Pay	Nov25	May07	Aug07	Dec07	Apr08
Last Prin Pay	Oct33	Mar18	Jun15	May13	May11

Class M-3 (To Call)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	95	95	95	95
WAL (yr)	26.05	5.39	4.47	4.05	3.97
MDUR (yr)	20.19	5.09	4.28	3.90	3.83
First Prin Pay	Nov25	May07	Jul07	Oct07	Jan08
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-3 (To Maturity)

Margin	0.950%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	95	99	99	99	98
WAL (yr)	26.17	5.93	4.91	4.42	4.25
MDUR (yr)	20.26	5.54	4.65	4.23	4.08
First Prin Pay	Nov25	May07	Jul07	Oct07	Jan08
Last Prin Pay	Oct33	Jul17	Nov14	Nov12	Dec10

Class M-4 (To Call)

Margin	1.070%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	107	107	107	107	107
WAL (yr)	26.05	5.39	4.45	3.97	3.79
MDUR (yr)	19.89	5.07	4.24	3.82	3.66
First Prin Pay	Nov25	May07	Jun07	Aug07	Nov07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-4 (To Maturity)

Margin	1.070%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	107	111	111	111	110
WAL (yr)	26.17	5.89	4.84	4.31	4.05
MDUR (yr)	19.95	5.48	4.58	4.12	3.89
First Prin Pay	Nov25	May07	Jun07	Aug07	Nov07
Last Prin Pay	Sep33	Oct16	Mar14	May12	Jul10

Class M-5 (To Call)

Margin 1.400%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	140	140	140	140	140
WAL (yr)	26.05	5.38	4.43	3.90	3.66
MDUR (yr)	19.10	5.01	4.18	3.72	3.50
First Prin Pay	Nov25	Apr07	May07	Jul07	Aug07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-5 (To Maturity)

Margin 1.400%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	140	144	144	144	144
WAL (yr)	26.16	5.81	4.77	4.19	3.88
MDUR (yr)	19.15	5.35	4.47	3.97	3.70
First Prin Pay	Nov25	Apr07	May07	Jul07	Aug07
Last Prin Pay	Aug33	Mar16	Sep13	Dec11	Mar10

Class M-6 (To Call)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	170	170	170	170
WAL (yr)	26.05	5.38	4.40	3.84	3.53
MDUR (yr)	18.41	4.95	4.12	3.64	3.37
First Prin Pay	Nov25	Apr07	May07	Jun07	Jul07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-6 (To Maturity)

Margin 1.700%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	170	174	174	174	173
WAL (yr)	26.14	5.68	4.64	4.05	3.69
MDUR (yr)	18.45	5.19	4.32	3.82	3.50
First Prin Pay	Nov25	Apr07	May07	Jun07	Jul07
Last Prin Pay	Jun33	Jan15	Oct12	Feb11	Aug09

Class M-7 (To Call)

Margin 1.800%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	180	180	180	180
WAL (yr)	26.05	5.37	4.38	3.79	3.45
MDUR (yr)	18.19	4.93	4.09	3.58	3.28
First Prin Pay	Nov25	Apr07	Apr07	May07	May07
Last Prin Pay	Oct32	Jun12	Sep10	May09	Apr08

Class M-7 (To Maturity)

Margin 1.800%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	180	181	181	181	181
WAL (yr)	26.08	5.47	4.45	3.86	3.50
MDUR (yr)	18.21	5.01	4.15	3.64	3.32
First Prin Pay	Nov25	Apr07	Apr07	May07	May07
Last Prin Pay	Mar33	Sep13	Sep11	Mar10	Dec08

Class B (To Call)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.88	5.04	4.09	3.54	3.23
MDUR (yr)	15.76	4.49	3.73	3.27	3.01
First Prin Pay	Nov25	Apr07	Apr07	Apr07	Apr07
Last Prin Pay	Aug32	Feb12	May10	Feb09	Feb08

Class B (To Maturity)

Margin 3.000%

Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	300	300	300	300	300
WAL (yr)	25.88	5.04	4.09	3.54	3.23
MDUR (yr)	15.76	4.49	3.73	3.27	3.01
First Prin Pay	Nov25	Apr07	Apr07	Apr07	Apr07
Last Prin Pay	Aug32	Feb12	May10	Feb09	Feb08